                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             PMC International, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    693437105
                                 --------------
                                 (CUSIP Number)

                                 Karen L. Barsch
                           950 17th Street, Suite 1600
                             Denver, Colorado 80202
                                 (303) 825-8400
            (Name, Address, Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 27, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement: /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 693437105                                           Page 2 of 89 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person:          Bedford Capital Financial Corporation
                                        ----------------------------------------
     I.R.S. Identification No.:
                                        ----------------------------------------
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:                  (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds:                                                         WC
                         -------------------------------------------------------
--------------------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                                     / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             Liberia
                                                       -------------------------
--------------------------------------------------------------------------------
     Number of Shares Beneficially   7)   Sole Voting Power:           4,335,000
     Owned by Each Reporting Person  -------------------------------------------
     With:                           8)   Shared Voting Power:                 0
                                     -------------------------------------------
                                     9)   Sole Dispositive Power:      4,335,000
                                     -------------------------------------------
                                     10)  Shared Dispositive Power:            0
                                     -------------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:     4,335,000
                                                                    ------------
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row 11) Excludes Certain Shares:   / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row 11):                    50.8%
                                                         -----------------------
--------------------------------------------------------------------------------
14)  Type of Reporting Person:                                                CO
                                ------------------------------------------------
--------------------------------------------------------------------------------

                                                              Page 3 of 89 Pages

ITEM 1. SECURITY AND ISSUER

        This Statement relates to the shares of common stock, $.01 par value ("Common Stock"), of PMC International, Inc., a Colorado corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 555 Seventeenth Street, 14th Floor, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by Bedford Capital Financial Corporation, a Liberian corporation ("Bedford"). Bedford is sometimes also referred to herein individually as a "Reporting Person."

        Bedford is a merchant banking firm organized under the laws of Liberia. The address of Bedford's principal business is:

                2nd Floor, Charlotte Hs.
                Shirley Street, Box N964
                Nassau, Bahamas

        Bedford has never been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

        Set forth below is information regarding the executive officers and directors of Bedford (collectively, the "Bedford Officers and Directors").

RICHARD C.W. MAURAN. Richard C.W. Mauran is the Chief Executive Officer and Chairman of the Board of Bedford. Aside from his duties to Bedford, Mr. Mauran is a private investor; his address is 47 Eaton Place, London SW1, England. Mr. Mauran has never been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

J.W. NEVIL THOMAS. J.W. Nevil Thomas is a Director of Bedford. Mr. Thomas is the Chairman of Bedford Capital Corporation, a subsidiary of Bedford, whose principal business is merchant banking, with its principal office located at Scotia Plaza, 40 King Street West, Suite 4712, Toronto, Ontario, M5H 3Y2 Canada. Mr. Thomas's address is 110 Sandringham Drive, Downsview, Ontario M3H IC9 Canada. Mr. Thomas has never been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which

                                                              Page 4 of 89 Pages

resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

J. MURRAY ARMITAGE. J. Murray Armitage is a Director of Bedford. Mr. Armitage is the President of Bedford Capital Corporation, whose principal business is merchant banking, with its principal office located at Scotia Plaza, 40 King Street West, Suite 4712, Toronto, Ontario, M5H 3Y2 Canada. Mr. Armitage's address is 4 Donino Avenue, Toronto, Ontario M4N 2W5 Canada. Mr. Armitage has never been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

JOHN C. STRADWICK. John C. Stradwick is a Director of Bedford. Until the spring of 1995, Mr. Stradwick was the Chairman and Chief Executive Officer of GAN Canada, whose principal business is general insurance, with its principal office located at 649 North Service Road West, P.O. Box 5012, Burlington, Ontario L7R 4L5 Canada. In the spring of 1995, Mr. Stradwick retired and is currently a director of GAN Canada. Mr. Stradwick has never been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

LYNN HOLOWESKO. Lynn Holowesko is the Secretary and a Director of Bedford. Ms. Holowesko is a partner in the law firm of Higgs & Kelly, whose office is located at P.O. Box N1113, 384 Bay Street, Nassau, Bahamas. Ms. Holowesko has never been convicted in a criminal proceeding nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

SUZANNE J. BLACK. Suzanne J. Black is the Treasurer and Chief Financial Officer and a Director of Bedford. Ms. Black's occupation is the Managing Director of Black and Associates, whose principal business is providing financial advisory services. Bedford and Ms. Black's address is 2nd Floor, Charlotte House, Shirley Street, PO Box N964, Nassau, N.P. Bahamas. Ms. Black has never been convicted in a criminal proceeding nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or

                                                              Page 5 of 89 Pages

mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

PETER SCHLESINGER. Peter Schlesinger is a Director of Bedford. Aside from his duties to Bedford, Mr. Schlesinger is a private investor; his address is Suite 502, 520 East Hyman Avenue, Aspen, Colorado 81611. Mr. Schlesinger has never been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

SIR JOHN M. CUNINGHAME BART. Sir John M. Cuninghame Bart. is a Director of Bedford. Mr. Cuninghame's occupation is the Chairman of Ryobi Lawn & Garden Limited, whose principal business is providing lawn and garden services, with its principal office located at 17 Laxford House, Edbury Street, London, England SW1. His address is 17 Laxford House, Edbury Street, London, England SW1. Mr. Cuninghame has never been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Common Stock herein reported as being beneficially owned by the Reporting Person was acquired as follows:

        (1) STOCK PURCHASE AGREEMENT FOR 1,000,000 SHARES. Pursuant to a Stock Purchase Agreement dated as of July 26, 1995, which closed on July 27, 1995, Bedford purchased 1,000,000 shares of Common Stock from Marc Geman, an individual, for $1,000,000. The funds used in such purchase were solely from Bedford's existing available working capital.

        (2) COMMON STOCK WARRANT FOR 1,200,000 SHARES. In consideration for a loan made by Bedford to the Issuer in the amount of $1,200,000 pursuant to an Investment Agreement (the "Investment Agreement") dated as of July 26, 1995, which closed on July 27, 1995, the Issuer granted to Bedford a Warrant to purchase 1,200,000 shares of Common Stock for an aggregate price of $1,200,000. The loan funds advanced in consideration for such warrant were solely from Bedford's existing working capital.

        (3) INVESTMENT AGREEMENT OPTION FOR 1,800,000 SHARES. Also pursuant to the Investment Agreement, Bedford

                                                              Page 6 of 89 Pages

            acquired the option to make an additional loan to the Issuer in the amount of $1,800,000, in return for which the Issuer would grant Bedford a second warrant for the purchase of 1,800,000 shares of Common Stock for an aggregate purchase price of $1,800,000. If and when Bedford makes such a loan and acquires such a warrant, Bedford anticipates that the funds used for such loan will be solely from Bedford's working capital.

        (4) OPTION TO ACQUIRE 335,000 SHARES. Pursuant to a Bedford Option Agreement dated as of July 26, 1995, which closed on July 27, 1995, Bedford acquired an option from Phillips & Andrus, LLC, a Colorado limited liability company, to purchase 335,000 shares of Common Stock for an aggregate purchase price of $410,637.85 plus an amount equal to nine percent (9%) per annum from the date on which the Issuer begins to pay interest on certain of the Issuer's debt, until the option is exercised (the "Option"). If and when the Option is exercised, Bedford anticipates that the funds used in such purchase will be solely from Bedford's existing working capital.

None of the Bedford Officers or Directors acquired any of the Issuer's securities.

ITEM 4. PURPOSE OF TRANSACTION.

        (a) At such time as the SEC investigation of the Issuer and its president and director Kenneth S. Phillips ("Phillips") is resolved, Bedford intends to make an additional loan to the Issuer of $1,800,000 as provided in the Investment Agreement between Bedford and the Issuer dated as of July 26, 1995, pursuant to which Bedford would obtain a warrant to acquire an additional 1,800,000 shares of Common Stock. If and when the Issuer achieves a profit for two consecutive fiscal years, Bedford will be obligated to exercise all warrants and options currently held by Bedford;

        (b) Bedford does not currently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (c) Bedford does not currently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) In the event that certain conditions arise, including, among others, the bankruptcy, insolvency, or default on obligations of Issuer (a "financial disaster"), Bedford may gain control of the Issuer's board of directors under certain provisions of (1) a Letter Agreement by and between Bedford and Phillips and/or (2) a Shareholders Agreement (the "Shareholders Agreement") entered into

                                                              Page 7 of 89 Pages

by Bedford, the Issuer, Kenneth S. Phillips, an individual, David L. Andrus, an individual, and Phillips & Andrus, LLC, a Colorado limited liability company. Pursuant to the Letter Agreement, Phillips has agreed to resign under certain circumstances to permit Bedford to designate additional directors and gain control of the board of directors of the Issuer in the event of a financial disaster. Pursuant to the Shareholders Agreement, in the event of a financial disaster, the Issuer shall cause a special meeting of the board of directors to be called to consider an amendment to the bylaws of the Issuer to expand the board of directors. In addition, if the financial disaster provisions of the Shareholder Agreement are triggered, Bedford shall gain control of the Issuer's board of directors at the next annual meeting of shareholders by obtaining the right to designate four of the Issuer's directors;

        (e) Bedford does not currently have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

        (f) Bedford does not currently have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure;

        (g) Bedford and the Issuer have entered into the following agreements that may impede the acquisition of control of the Issuer by any person other than Bedford and Phillips:

            (1) In connection with the Investment Agreement Bedford, Phillips and certain other shareholders of the Issuer entered into the Shareholders Agreement pursuant to which such shareholders agreed to give the shareholders who are parties to the Shareholders Agreement a right of first refusal with respect to any proposed transfer of Common Stock;

            (2) Pursuant to the terms of the Investment Agreement, upon (i) the exercise of any presently outstanding options and warrants to purchase Common Stock by an optionee or grantee other than Bedford, or the exercise of option under the Issuer's incentive stock option plan; and (ii) any exchange of any presently outstanding preferred stock of the Issuer for Common Stock, at any time that the Issuer has loans from Bedford under the Investment Agreement outstanding and/or Bedford owns any Common Stock, whichever is later, Bedford shall have an option to purchase an equal number of shares of Common Stock at the same price as such exercised option or, in the case of a preferred exchange, at the lower of the price designated in the transaction or the average daily closing prices for the Common Stock for the 30 consecutive trading days immediately preceding the date of such preferred exchange. As a result, Bedford will have

                                                              Page 8 of 89 Pages

        the right to acquire or maintain an ownership of 51% of the issued and outstanding Common Stock.

        (h) Bedford does not currently have any plans or proposals that relate to or would result in any class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) Bedford does not currently have any plans or proposals that relate to or would result in any class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

        (j) except as noted above, Bedford does not currently have any plans or proposals that relate to or would result in any action similar to those enumerated above.

        Except as set forth above with respect to Bedford, none of the Officers or Directors currently have any plans or proposals that relate to or would result in any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Bedford has obtained a beneficial interest in 4,335,000 shares of Common Stock, of which Bedford may exercise the sole voting power and sole dispositive power. Such interest represents 50.8% of the Common Stock. Bedford has not engaged in any previous transactions involving the Common Stock. Aside from Bedford, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

        None of Bedford's Officers and Directors have obtained any beneficial interest in any Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Bedford has entered into the following contracts and agreements which relate to the Common Stock:

        (1) A Bedford Option Agreement dated as of July 26, 1995, by which Bedford obtained the option to purchase 335,000 shares of Common Stock from Phillips & Andrus, LLC, a Colorado limited liability company, exercisable until July 26, 2000, for the aggregate purchase price of $410,637.85 plus nine percent (9%) per annum from the date on which Issuer begins paying interest on certain debt, until exercised.

        (2) An Investment Agreement dated as of July 26, 1995, whereby Bedford obtained a warrant to purchase

                                                              Page 9 of 89 Pages

            1,200,000 shares of Common Stock exercisable at an aggregate purchase price of $1,200,000. In addition, the Investment Agreement provides that Bedford may make an additional loan to the Issuer in the amount of $1,800,000, in exchange for which, Bedford will receive an additional warrant to purchase 1,800,000 shares of Common Stock for the aggregate purchase price of $1,800,000.

        (3) A Stock Purchase Agreement dated as of July 26, 1995, whereby Bedford purchased 1,000,000 shares of Common Stock from Marc Geman for the aggregate purchase price of $1,000,000.

        (4) A Shareholders Agreement dated as of July 26, 1995, between the Issuer, Bedford, Kenneth S. Phillips, an individual, David L. Andrus, an individual, and Phillips & Andrus, LLC, a Colorado limited liability company, whereby Bedford obtained the right to designate two of the Issuer's directors, and, in the event of defined financial disasters, the right to gain control of the Issuer's board of directors (either by expanding the Issuer's board of directors or by the resignation of one of the Issuer's current directors). In addition, the Shareholders Agreement restricts the parties' ability to transfer or encumber their Common Stock; specifically, the party who wishes to sell Common Stock must offer the other shareholders a right of first refusal for such Common Stock, and/or obtain the written permission of the other shareholders.

        (5) A Registration Rights Agreement dated as of July 26, 1995, which gives Bedford the right to (i) cause up to two times the Issuer to register Bedford's Common Stock within sixty (60) days of its demand; and/or (ii) if the Issuer is registering other Common Stock, to cause the Issuer to register Bedford's Common Stock at the same time, such that Bedford's Common Stock constitutes at least 25% of the total Common Stock registered.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT 1  Shareholders Agreement dated as of July 26, 1995.

        EXHIBIT 2  Registration Rights Agreement dated as of July 26, 1995.

        EXHIBIT 3  Letter Agreement dated as of July 26, 1995.

        EXHIBIT 4  Investment Agreement dated as of July 26, 1995.

                                                             Page 10 of 89 Pages

        EXHIBIT 5  Bedford Option Agreement dated as of July 26, 1995.

        EXHIBIT 6  Stock Purchase Agreement dated as of July 26, 1995.

        EXHIBIT 7  Warrant dated as of July 26, 1995.

                                                             Page 11 of 89 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




             8/2/95                         /s/ Richard C.W. Mauran
-----------------------------   -----------------------------------------------
              Date                                 Signature

                                Richard C.W. Mauran, Chief Executive Officer
                                                   Name/Title

                                    EXHIBIT 1
                             SHAREHOLDERS AGREEMENT

          THIS SHAREHOLDERS AGREEMENT (this "AGREEMENT") is entered into effective as of July 26, 1995, by PMC INTERNATIONAL, INC., a Colorado corporation (the "COMPANY"), BEDFORD CAPITAL FINANCIAL CORPORATION, a corporation organized under the laws of Liberia ("BEDFORD"), Kenneth S. Phillips, an individual ("PHILLIPS"), David L. Andrus, an individual ("ANDRUS") and Phillips & Andrus, LLC, a Colorado limited liability company ("HOLDCO").


                                    RECITALS

          Bedford, Phillips and HoldCo have acquired a majority of the issued and outstanding shares of common stock, $.01 par value (the "COMMON STOCK") of the Company, and desire to provide for the continuity and stability of ownership and management of the Company by imposing certain restrictions on the transfer of Common Stock. Each person who now owns or hereafter acquires shares of Common Stock subject to the provisions of this Agreement, including initially Bedford, Phillips and HoldCo, is sometimes referred to hereinafter as a "SHAREHOLDER" and Phillips, Andrus and HoldCo are collectively referred to hereinafter as "HOLDCO SHAREHOLDERS".


                                    AGREEMENT

          1.   BOARD OF DIRECTORS.

               (a) COMPOSITION; ELECTION. From the date of this Agreement and so long as each of Bedford and the HoldCo Shareholders own and/or have the right to acquire at least 20% of the issued and outstanding Common Stock, on a fully-diluted basis (which for this determination Bedford shall be deemed to have the right to acquire all of the shares of Common Stock issuable pursuant to the Mirror Options (as such term is defined in that certain Investment Agreement by and among the Company and its subsidiaries and Bedford of even date herewith) without regard as to whether such Mirror Options are vested), but subject to
Section 1(b) below, the Company shall have five directors (the "BOARD"), two of whom shall be nominees of Bedford, two of whom shall be nominees of the HoldCo Shareholders and one who shall be acceptable and mutually agreed upon by both Bedford and the HoldCo Shareholders. At every annual meeting of shareholders of the Company and at every special meeting of the shareholders of the Company held for the purpose of electing directors of the Company, or in connection with the taking of any written consent to action in respect of the election of directors of the Company, each Shareholder shall vote his or its shares of Common Stock in favor of the election of the nominees of Bedford and the HoldCo Shareholders as directors of the Company.


                                Page 12 of 89 pages

               (b) COMPOSITION SUBSEQUENT TO A BOARD EVENT. Notwithstanding the foregoing, in the event:

                    (i) The Company and Portfolio Technology Services, Inc. ("TECHNOLOGY") are in default in the payment of any sum on that certain Promissory Note (Commercial) dated effective as of July 26, 1995, made by the Company and Technology payable to the order of Bedford when due;

                   (ii) The Company or any of its subsidiaries makes a default in payment of any material sum with any of its bankers or other lenders or otherwise is in default under its agreements with such lenders and such default continues for a period of ten (10) days; or

                  (iii)  With respect to the Company or any of its subsidiaries:

                         (1) an order is made or resolution passed to wind-up or liquidate it;

                         (2) a general assignment for the benefit of its creditors is made;

                         (3) any proposal is made under bankruptcy, insolvency, reorganization or similar legislation;

                         (4) a receiver or similar organization is appointed to operate the Company or any of its subsidiaries or liquidate any of their assets or any material part of their assets; or

                         (5) any similar event relating to financial distress or insolvency occurs;

                   (iv) a loss is incurred by the Company, on a consolidated basis, for fiscal 1996 or any fiscal year thereafter in excess of $1,000,000, excluding any extraordinary items of income or expense, the Company shall cause a special meeting of the Board to be called for the purpose of expanding the number of directors and, thereafter, whether or not the Board has been expanded, at each annual meeting of shareholders of the Company and at every special meeting of the shareholders of the Company held for the purpose of electing directors of the Company or in connection with the taking of any written consent to action in respect of the election of directors of the Company, each Shareholder shall vote his or its shares of Common Stock in favor of the election of four directors designated by Bedford and the remainder of the directors designated by the HoldCo Shareholders as the directors of the Company.


                                Page 13 of 89 pages

               (c) QUORUM AND VOTING REQUIREMENTS. The presence in person of no less than a majority of the directors at any meeting of the Board shall be required to constitute a quorum. The vote of no less than a majority of the directors at a meeting at which a quorum is present shall be required for the Board to take action with respect to any matter, except with respect to any action which would result in the termination of the Company's status as a "public company" which action shall require a unanimous vote of the directors. Bedford and the HoldCo Shareholders shall cause the bylaws of the Company to reflect at all times the provisions of this Section 1.

               (d) DIRECTOR COMPENSATION. Directors of the Company who are not employees of the Company shall receive a $5,000 annual retainer fee and fees of $500 for each Board meeting attended. Fees shall be payable quarterly as of the last day of each calendar quarter. All directors shall be reimbursed for their expenses of attending meetings of the Board, including travel, lodging and incidentals. Directors who are employees of the Company shall not receive additional compensation for their services as directors, but shall be entitled to be reimbursed for their expenses as provided in the preceding sentence. Notwithstanding the foregoing, so long as that certain Advisory Agreement by and between the Company and Nevcorp, Inc. of even date herewith is in effect, the two directors designated hereunder by Bedford shall not be paid the annual retainer fee or meeting fee set forth above, but shall be entitled to reimbursement of expenses.

          2. RESTRICTIONS ON TRANSFER OF COMMON STOCK. No Shareholder may sell, assign, pledge or otherwise transfer or encumber in any manner or by any means whatsoever (collectively, a "TRANSFER") any shares of Common Stock which he or it may now own or may hereafter acquire, except in accordance with the terms of this Agreement or with the prior written consent of the other Shareholders. Bedford hereby expressly acknowledges and consents to that certain Stock Pledge Agreement of even date herewith by and between HoldCo and Marc Geman. Unless all Shareholders agree otherwise in writing, any permitted transferee shall be bound by the provisions of this Agreement with respect to shares of Common Stock such transferee acquires, and as a condition of such Transfer shall be required to execute a written instrument acknowledging and agreeing to be bound by the provisions of this Agreement.

          3.   RIGHT OF FIRST REFUSAL.

               (a) EVENTS TRIGGERING RIGHT. The HoldCo Shareholders and Bedford shall each have the right and option, exercisable in accordance with the terms and conditions of this Agreement, to purchase shares of Common Stock (the "OFFERED SHARES") owned by the other (the "OFFERING SHAREHOLDER") who proposes to make a Transfer of the Offered Shares or who voluntarily files a petition in bankruptcy seeking liquidation or reorganization under the United States Bankruptcy Code of


                                Page 14 of 89 pages
comparable provisions of the laws of any other jurisdiction, or against whom a petition in bankruptcy is filed which is not dismissed within 30 days of filing (in each case, an "OPTION EVENT"). Any Option Event which occurs with respect to any HoldCo Shareholder shall be deemed an Option Event with respect to the HoldCo Shareholders to the extent of such HoldCo Shareholder's Common Stock.

               (b) OFFER NOTICE. Upon the occurrence of an Option Event, the Offering Shareholder shall promptly deliver written notice (the "OFFER NOTICE") of the Option Event to the other Shareholder (the "ELECTING SHAREHOLDER") as follows:

                    (i) If the Offering Shareholder proposes to make a Transfer of the Offered Shares, the Offer Notice shall state the number of Offered Shares proposed to be transferred, the price per share at which the Offered Shares are proposed to be transferred and the other terms and conditions of the Transfer, the name and address of the proposed acquiring party and all information with respect to such party's business experience and financial condition available to the Offering Shareholder. The Offer Notice shall include a copy of all bona fide, written, third party offers for the Offered Shares.

                   (ii) A Shareholder who voluntarily files a petition in bankruptcy shall notify the other Shareholders thereof within three days after such filing is made. A Shareholder against whom a petition in bankruptcy is filed which is not dismissed within 30 days shall notify the other Shareholders thereof within three days after the expiration of such 30-day period. Each such notice shall be considered an Offer Notice.

               (c)  EXERCISE OF RIGHT OF FIRST REFUSAL.

                    (i) The Electing Shareholder shall have the option to purchase the Offered Shares by delivering to the Offering Shareholder, within 45 days after receipt of the Offer Notice, a written notice (a "PURCHASE NOTICE") committing the Electing Shareholder to purchase the Offered Shares from the Offering Shareholder. If the HoldCo Shareholders are the Electing Shareholder, the HoldCo Shareholders shall determine among themselves the manner of allocation of the Offered Shares among them.

                   (ii) If the Offering Shareholder receives a Purchase Notice from the Electing Shareholder, it shall be obligated to sell to the Electing Shareholder, and the Electing Shareholder who delivers a Purchase Notice shall be obligated to purchase from the Offering Shareholder, all of the Offered Shares. Subject to the first sentence of the following paragraph, if the Option Event is a proposed Transfer of Offered Shares, the Offering Shareholder shall terminate its arrangements to make a Transfer of the Offered


                                Page 15 of 89 pages

     Shares which the Electing Shareholder has become obligated to purchase.

               The closing of the purchase by the Electing Shareholder of the Offered Shares shall be held as provided in Section 3(g), except that if the closing has not taken place, through no fault of the Offering Shareholder, on or before the 75th day after delivery of the Offer Notice, the Offering Shareholder may treat the failure as a decision on the part of the Electing Shareholder not to purchase the Offered Shares and if a Transfer of Offered Shares was proposed, the Offering Shareholder may make a Transfer of the Offered Shares on the terms and conditions specified in the Offer Notice. Notwithstanding the foregoing, any Transfer to a third party as provided above shall not be deemed a waiver of any right the Offering Shareholder may have against the Electing Shareholder for failure to complete the purchase of any of the Offered Shares.

               (d) NON-EXERCISE OF RIGHT OF FIRST REFUSAL. If the Offering Shareholder proposes to make a Transfer of the Offered Shares and he or it does not receive a Purchase Notice within the applicable period, then the Offering Shareholder may Transfer the Offered Shares on the terms specified in the Offer Notice, but not otherwise, provided that the Transfer is consummated within 90 days after delivery of the Offer Notice. If the Transfer is not made within the 90-day period and pursuant to the terms of the Offer Notice, or if the Offering Shareholder reacquires any or all of the transferred shares, the shares shall remain subject to this Agreement. If the Option Event is the bankruptcy of a Shareholder, and a Purchase Notice is not received within the applicable period, the Offered Shares shall nevertheless remain subject to this Agreement, and any proposed Transfer of the Offered Shares by the trustee of a Shareholder in bankruptcy shall be treated as a Transfer for purposes of this Agreement and shall be subject to the provisions of this Section 3.

               (e) DEATH OF SHAREHOLDER PRIOR TO CLOSING. If a Shareholder dies prior to the closing of the sale and purchase contemplated by this
Section 3, the Offered Shares shall continue to be subject to sale and purchase pursuant to the Offer Notice.

               (f) PRICE AND TERMS OF SALE. The price for any Offered Shares purchased pursuant to the rights of first refusal set forth in this Section 3 shall be determined and paid as follows:

                    (i) If the Option Event is a proposed Transfer by sale or exchange or other transfer pursuant to a bona fide written offer by a third party, the Offered Shares shall be purchased at a dollar price equal to the price specified in the offer or for a dollar price equal to the fair market value of the other consideration offered, which, if the parties are unable to agree thereon, shall be determined by the appraisal procedures provided for in (ii) below.


                                Page 16 of 89 pages

                   (ii) For all Option Events, other than as specified in (i) above, the Offered Shares shall be purchased for their appraised value (as determined by an independent appraiser selected by the Company's independent certified public accountants or by mutual agreement of the Shareholders (an "INDEPENDENT APPRAISER")) as of the date of the Option Event. In the event consideration other than cash is to be paid for the Offered Shares pursuant to the Offer, unless otherwise agreed by the parties, only the value of such consideration shall be determined by an Independent Appraiser.

                  (iii) At the closing of a purchase of Offered Shares, the purchasing Shareholder shall deliver to the Offering Shareholder a certified or official bank cashier's check payable to the order of the Offering Shareholder in an amount equal to the cash portion of the purchase price for the Offered Shares, together with such other documents and instruments as may be necessary to satisfy the other terms and conditions of the sale, as specified in the Offer Notice.

               (g) CLOSING. Unless otherwise agreed to by the Shareholders, the closing of the purchase of Offered Shares under this Section 3 shall take place at the principal executive offices of the Company within 75 days after the date of delivery of the Offer Notice. At the closing, the Offering Shareholder shall deliver to the purchasing Shareholder all of the certificates evidencing the Offered Shares being purchased, duly endorsed and with separate stockpowers executed in blank, in such case with signature guaranteed, with any required documentary tax stamps affixed thereto. The purchasing Shareholder shall promptly submit the certificates to the Company, together with any other required documents, so that the Company may issue new certificates in the appropriate denominations, registered in the appropriate name(s).

               (h) CERTAIN TRANSFERS EXEMPT. The following transfers of Common Stock shall not require the consent of the other Shareholders and shall not be subject to the right of first refusal described in this Section 3: (i) shares of Common Stock constituting in the aggregate with all other sales of Common Stock by such Shareholder since the date hereof up to 5% of the shares of Common Stock which such Shareholder, directly or indirectly, owned or had a right to acquire as of the date hereof, (ii) transfers of shares of Common Stock to any affiliate of Bedford, (iii) transfers among spouses or members of a Shareholder's immediate family, or (iii) transfers from a Shareholder to a corporation or other entity of which the Shareholder controls a majority of the voting equity interests. Except with respect to transferees under (i) above, any transferee of shares of Common Stock exempt under this Subsection 3(h) shall take such shares subject to and be bound by all of the provisions hereof as if a signatory hereto and as applicable to the transferor of such shares.

          4. RIGHT OF FIRST REFUSAL ON NEW ISSUANCES BY THE COMPANY. If the Company proposes to issue or transfer additional


                                Page 17 of 89 pages
shares of Common Stock other than issuances or transfers by reason of a stock dividend, split or other similar event, it shall notify each of the Shareholders in writing of its intention, stating the number of shares proposed to be issued or transferred, the parties to which the Company proposes to issue or transfer shares, the consideration to be received by the Company and all other terms and conditions of the proposed issuance or transfer.

               (a)  EXERCISE OF RIGHT OF FIRST REFUSAL.

                    (i) For a period of 30 days after the Shareholders receive the Company's notice, each Shareholder shall have the right to purchase the shares proposed to be issued or transferred for the same consideration per share at which the Company proposes to issue or transfer the shares, exercisable by delivering a written notice to the Company within the 30-day period following the Shareholder's receipt of the Company's notice committing the Shareholder to purchase from the Company at least a pro rata share of the shares proposed to be issued or transferred. A Shareholder's pro rata share will be equal to the number of shares proposed to be issued or transferred multiplied by a fraction, the numerator of which is the number of shares of Common Stock owned by the Shareholder plus the number of shares of Common Stock which the Shareholder has the right to acquire (whether or not such rights have vested) and the denominator of which is the total number of shares of Common Stock owned or subject to a right to acquire (whether or not such rights are vested) by all Shareholders electing to purchase shares. Each Shareholder who delivers a notice to the Company pursuant to this paragraph shall indicate the number of shares, if any, in excess of his pro rata share which he is willing to purchase.

                   (ii) If the Company receives one or more notices from Shareholders pursuant to the preceding paragraph, it shall be obligated to sell to each such Shareholder, and each such Shareholder shall be obligated to purchase from the Company a number of the shares which the Company proposes to issue or sell determined in the following manner:

                       A. Each Shareholder who delivers a notice shall purchase at least his pro rata share of the shares;

                       B. If fewer than all Shareholders deliver a notice, the Shareholders who delivered a notice and who indicated a willingness to purchase shares in excess of their pro rata share, shall each be obligated to purchase additional shares, pro rata among all such Shareholders, up to the number of additional shares indicated in their respective notices to the Company.

               The Company shall terminate its arrangements to issue or transfer those shares which the Shareholders have become obligated to purchase. The closing of the purchase by the


                                Page 18 of 89 pages

Shareholders shall be held not later than 90 days after the end of the 30-day notice period, except that if the closing has not taken place, through no fault of the Company, by such time, the Company may treat the failure to close as a decision on the part of the Shareholders not to purchase shares and may issue or transfer shares on the terms and conditions specified in the Company's initial notice. Notwithstanding the foregoing, any issuance or transfer to a third party shall not be deemed a waiver by the Company of any right it may have against any Shareholder for failure to complete the purchase of any shares which the Shareholder committed to purchase.

               (b) NON-EXERCISE OF RIGHT OF FIRST REFUSAL. If the Company proposes to issue or transfer shares and does not receive any notices from Shareholders or receives commitments to purchase fewer than all of the shares proposed to be issued or transferred, the Company may issue or transfer the number of shares as to which no purchase commitments have been received from Shareholders on the terms specified in the Company's initial notice, but not otherwise, provided the issuance or transfer is consummated within 90 days after delivery of the Company's initial notice. If the shares are not issued or transferred within the 90 day period and pursuant to the terms specified in the Company's initial notice to the Shareholders, the shares shall remain subject to this Agreement.

               (c) PAYMENT OF PURCHASE PRICE; CLOSING. At the closing of a purchase of shares, each of the purchasing Shareholders shall deliver to the Company a certified or cashier's check payable to the order of the Company in an amount equal to the purchase price of the shares being purchased by the Shareholder. The Company shall deliver to each Shareholder purchasing shares a certificate evidencing the shares being purchased, registered in the name of the purchasing Shareholder and with all necessary documentary tax stamps affixed.

          5. RIGHT TO PARTICIPATE IN SALES OF COMMON STOCK. If a Shareholder proposes to sell shares of Common Stock constituting in the aggregate with all other sales of Common Stock by such Shareholder since the date hereof in excess of 5% or more of the shares of Common Stock which such Shareholder, directly or indirectly, owned or had a right to acquire as of the date hereof, to a person which is not a party to this Agreement, and provided the non-selling Shareholders fail to exercise their right of first refusal set forth in
Section 3 of this Agreement with respect to such shares, the Shareholder or Shareholders proposing to sell shall notify the other Shareholders of the proposed sale, which notice shall contain the price, terms and conditions of the proposed sale and the number of shares proposed to be sold, and shall offer the other Shareholders the right to participate in such proposed sale and to sell a number of shares of Common Stock equal to the percentage of the selling Shareholder's aggregate holdings of Common Stock which is proposed to be sold.


                                Page 19 of 89 pages

          6. PURPORTED TRANSFERS VOID. Any purported transfer or pledge in violation of this Agreement shall be void and ineffective and shall not operate to transfer any interest or title to the purported transferee.

          7. INDEMNIFICATION. A Shareholder who takes action in violation of this Agreement shall indemnify and hold the other Shareholders harmless from all costs and expenses, including reasonable attorneys' fees and court costs, incurred by the other Shareholders as a result of a breach of this Agreement.

          8. RESTRICTIVE LEGEND. The following legend shall be placed on each certificate representing a Shareholder's shares of Common Stock, including any certificate(s) hereafter acquired by a Shareholder:

          The shares represented by this certificate are subject to certain restrictions on transfer and other agreements as set forth in a Shareholders Agreement, dated effective as of July 26, 1995, among PMC International, Inc., Bedford Capital Financial Corporation, Kenneth S. Phillips, David L. Andrus and Phillips & Andrus, LLC, copies of which are on file in the office of the corporation.

          9. RESIGNATIONS. Upon the transfer of all of the shares of Common Stock owned by a Shareholder, the Shareholder shall, as a condition to the effectiveness of the transfer, execute and deliver his resignation from all offices and positions he holds as an officer or director of the Company and its subsidiaries.

          10. BYLAW AMENDMENTS. No Shareholder shall vote in favor of an amendment to Section 8 of Article III of the Bylaws of the Company, unless such amendment has been approved by the Board.

          11.  TERMINATION.  This Agreement shall terminate upon the earliest of
(i) written consent of Bedford and the HoldCo Shareholders, or their successors;
(ii) at any time at which there are fewer than two Shareholders; or (iii) the tenth (10) anniversary date of this Agreement.

          12. CONFIDENTIALITY. The Shareholders acknowledge that all confidential or proprietary information with respect to the business and operations of the Company is and shall remain the exclusive property of the Company, including without limitation, information as to the customers, suppliers, products, sources, leads or methods of obtaining new products or business, pricing methods or formulas, intellectual property rights, rights under license, distribution or other agreements, marketing strategies and all other information which could reasonably be regarded as confidential, but not including information which is or becomes generally available to the public other than as a result of a breach of this Section. The Shareholders shall, and shall cause


                                Page 20 of 89 pages
their respective officers, directors, employees, agents, and others under their control to, keep all such confidential or proprietary information confidential, and shall not disclose any of such information to any person except to responsible officers and employees of the Company and other responsible persons in a contractual or fiduciary relationship with the Company who have a need to know such information for purposes in the best interests of the Company.

          13.  MISCELLANEOUS.

               (a) FURTHER ASSURANCES. From time to time after the date of this Agreement, each party shall execute and deliver such other instruments and documents and shall take such other actions as the other party may reasonably request to effectuate the transactions contemplated by this Agreement.

               (b) MODIFICATION. This Agreement may be modified only by written instrument properly executed by or on behalf of the parties.

               (c) GOVERNING LAW. This Agreement is a contract entered into in the State of Colorado, and shall be construed and enforced in accordance with the laws of the State of Colorado without reference to Colorado's conflicts of laws principles.

               (d) JURISDICTION AND VENUE. This Agreement shall be subject to the exclusive jurisdiction of the courts of the City and County of Denver, Colorado or the federal district courts located in the City and County of Denver. The parties to this Agreement agree that any breach of any term or condition of this Agreement shall be deemed to be breach occurring in the State of Colorado by virtue of a failure to perform any act required to be performed in the State of Colorado and irrevocably and expressly agree to submit to the jurisdiction of the courts of the City and County of Denver, Colorado and the federal district courts located in the City and County of Denver, State of Colorado for the purpose of resolving any disputes among the parties relating to this Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in the City and County of Denver, Colorado, and further irrevocably waive any claim that any suit, action or proceeding brought in the City and County of Denver, Colorado has been brought in an inconvenient forum.

               (e) WAIVER. No waiver by any party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of the party's rights under such provisions at any other time or a waiver of the party's rights under any other provision of this Agreement. No failure by any party to take any action against any breach of this Agreement or


                                Page 21 of 89 pages
default by another party shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by the other party.

               (f) SEVERABILITY. If any one or more of the provisions contained in this Agreement shall be declared invalid, illegal or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect, and the provision held to be invalid, illegal or unenforceable shall be enforced as nearly as possible according to its original terms and intent to eliminate such invalidity, illegality or unenforceability.

               (g) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

               (h) SECTION HEADINGS. The section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

               (i) LITIGATION; PREVAILING PARTY, In the event of any litigation with regard to this Agreement, the prevailing party shall be entitled to receive from the non-prevailing party, and the non-prevailing party shall immediately pay upon demand, all reasonable fees and expenses of counsel for the prevailing party.

               (j) NOTICES. Any claim, demand, notice or other communication under this Agreement shall be in writing and shall be deemed sufficiently given if delivered personally or sent by prepaid overnight courier, certified mail, postage prepaid and return receipt requested, or sent by facsimile transmission to the parties at the addresses set forth below.

          If to Bedford, to:

               Bedford Capital Financial Corporation
               2nd Floor
               Charlotte Hs.
               Shirly Street
               Box N964
               Nassau, Bahamas
               Attention:  Richard C. Mauran, Chairman and CEO
                           and Suzanne J. Black, Treasurer and CFO

          With a copy to:

               Karen L. Barsch, Esq.
               Otten, Johnson, Robinson,
                    Neff & Ragonetti, P.C.
               950 Seventeenth Street, Suite 1600
               Denver, Colorado  80202


                                Page 22 of 89 pages

          If to Phillips, to:

               Kenneth S. Phillips
               c/o PMC International, Inc.
               555 Seventeenth Street, 14th Floor
               Denver, Colorado  80202

          If to Andrus, to:

               David L. Andrus
               c/o PMC International, Inc.
               555 Seventeenth Street, 14th Floor
               Denver, Colorado  80202

          If to Phillips & Andrus, LLC

               c/o PMC International, Inc.
               555 Seventeenth Street, 14th Floor
               Denver, Colorado  80202
               Attention:  Kenneth S. Phillips

          With a copy to:

               Lester R. Woodward, Esq.
               Davis, Graham & Stubbs, L.L.C.
               370 17th Street, Suite 4700
               Denver, Colorado  80202


Each party may change the address set forth above or the name of the person to whom such notices are to be delivered at any time by written notice to the other party. Any notice shall be deemed to have been served or given as of the date the notice is received.

               (k) REMEDIES NOT EXCLUSIVE. No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy. The election of any one remedy by a party shall not constitute a waiver of the right to pursue other available remedies.

               (l) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, and shall inure to the benefit of, the parties and their successors, assigns, transferees, heirs and legal representatives, including all persons who acquire shares of Common Stock from a party subject to this Agreement.


                                Page 23 of 89 pages

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first written above.


                                   PMC INTERNATIONAL, INC., a
                                   Colorado corporation



                                   By: /s/ Kenneth S. Phillips
                                       -------------------------------
                                   Title: President
                                          ----------------------------


                                   BEDFORD CAPITAL FINANCIAL
                                   CORPORATION, a Liberia corporation



                                   By: /s/ W. L. Atkinson
                                       -------------------------------
                                   Title: Agent
                                          ----------------------------



                                   /s/ Kenneth S. Phillips
                                   -----------------------------------
                                   Kenneth S. Phillips


                                   /s/ David L. Andrus
                                   -----------------------------------
                                   David L. Andrus


                                   PHILLIPS & ANDRUS, LLC, a Colorado
                                   limited liability company



                                   By: /s/ Kenneth S. Phillips
                                       -------------------------------
                                       Manager


                                Page 24 of 89 pages

                                    EXHIBIT 2
                          REGISTRATION RIGHTS AGREEMENT

          THIS REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT) is made and entered into effective as of the 26th day of July, 1995, by and between PMC International, Inc., a Colorado corporation (the "COMPANY") and Bedford Capital Financial Corporation, a corporation organized under the laws of Liberia ("BEDFORD").


                                    RECITALS

          Bedford has loaned certain funds to the Company pursuant to that certain Investment Agreement of even date herewith by and between the Company and its subsidiaries and Bedford, and, in connection with such loan, the Company has granted Bedford a warrant and certain other rights to acquire common stock, $1.00 par value of the Company (the "COMMON STOCK"). In addition, Bedford has acquired shares of Common Stock from a shareholder of the Company. As an integral part of such transactions, the Company desires to grant to Bedford the rights set forth in this Agreement with respect to registrations of Common Stock.


                                    AGREEMENT

          1. DEMAND REGISTRATION RIGHTS. At any time at which Bedford owns Common Stock, Bedford may request that the Company effect the registration under the Securities Act of 1933, as amended (the "ACT") of Bedford's Common Stock. The Company shall file as soon as practicable, and in any event within sixty
(60) days of the receipt of such request, and use its best efforts to cause to become effective as soon as practicable, the registration under the Act of all Common Stock for which Bedford has requested registration. The registration requested pursuant to this paragraph 1 shall be referred to herein as "DEMAND REGISTRATION." Bedford shall have two rights to request Demand Registrations. The Company will not include in any Demand Registration any securities other than Bedford's Common Stock without the prior written consent of Bedford. In the case of any underwritten public offering being effected pursuant to a Demand Registration, the underwriter or underwriters with respect to such offering shall be selected by Bedford. If at any time of any request to register Common Stock pursuant to this Section 1, the Company is engaged or has firm plans to engage within 60 days of the time of the request in a registered public offering as to which Bedford may seek to include Common Stock pursuant to piggyback rights under Section 2, then Company may, at its option, direct that such request may be delayed for a period not in excess of 6 months from the effective date of such offering, such right to delay a request to be exercised by the Company not more than once in any 12 month period.

          2. PIGGYBACK REGISTRATION RIGHTS. Whenever the Company proposes to register any of its securities under the Act (other


                                Page 25 of 89 pages
than pursuant to a Demand Registration and other than a registration on Form S-8 of securities issuable pursuant to employee benefit plans) and the registration form to be used may be used for the registration of the Common Stock (a "PIGGYBACK REGISTRATION"), the Company will give prompt written notice to Bedford of its intention to effect such a registration and will include in such registration all of Bedford's Common Stock with respect to which the Company has received a written request for inclusion therein within fifteen (15) days after the receipt of the Company's notice. In the event that any negotiation pursuant to a Piggyback Registration shall be, in whole or in part, an underwritten public offering, Bedford shall have the right to elect that its Common Stock be included in the underwriting on the same terms and conditions as the shares of the Company otherwise being sold through underwriters under such registration. If a Piggyback Registration is an underwritten primary registration by the Company, and Bedford's Common Stock requested for inclusion pursuant to this paragraph 2 would constitute more than 25% of the total number of shares to be included in a proposed underwritten public offering, and the managing underwriter advises the Company in writing that in its reasonable opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, the Company will include in such registration, in order of priority, the following (i) first, the securities the Company proposes to sell, (ii) second, the Common Stock requested by Bedford to be included in such registration, and (iii) third, other securities requested to be included in such registration by persons other than Bedford, provided, however, that the shares of Bedford's Common Stock to be included in such offering shall constitute at least 25% of the total number of shares to be included in such offering.

          3. REGISTRATION PROCEDURES. If and whenever the Company is required by the provisions of this Agreement to register any of Bedford's Common Stock under the Act, the Company will, as expeditiously as possible:

               (a) Prepare and file with the Securities and Exchange Commission (the "COMMISSION") a registration statement with respect to such securities and cause or use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby, provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to Bedford's counsel copies of all documents proposed to be filed;

               (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period of distribution contemplated and to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement in accordance with Bedford's intended


                                Page 26 of 89 pages
method of disposition set forth in such registration statement for such period;

               (c) furnish to Bedford and to each underwriter such number of copies of the registration statement, the prospectus included therein (including each preliminary prospectus), all post-effective amendments and such other documents as such persons may reasonably request in order to facilitate the public sale or other disposition of the securities covered by such registration statement;

               (d) use its best efforts to register or qualify the securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as Bedford, or in the case of an underwritten public offering, the managing underwriter, shall reasonably request, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in any jurisdiction where it is not so qualified or to take any action which would subject it to taxation or general service of process in any jurisdiction where it is not otherwise subject to such taxation or general service of process;

               (e) notify Bedford promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statements has been filed;

               (f) notify Bedford promptly of any request by the Commission for the amending or supplementing of such registration statement or prospectus or for additional information;

               (g) prepare and file with the Commission, promptly upon the request of Bedford, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for Bedford is required under the Act or the rules and regulations thereunder in connection with the distribution of the Common Stock by Bedford;

               (h) advise Bedford promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of a registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or obtain its withdrawal if a stop order should be issued;

               (i) not file any amendment or supplement to a registration statement or prospectus to which Bedford shall have reasonably objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least three business days prior to the filing thereof;


                                Page 27 of 89 pages

               (j) immediately notify Bedford at any time when a prospectus relating thereto is required to be delivered under the Act, of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and, as expeditiously as possible, amend or supplement such prospectus to eliminate the untrue statement or the omission;

               (k) use its best efforts (if the offering is underwritten) to furnish, at the request of Bedford, on the date that securities are delivered to the underwriters for sale pursuant to such registration; (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to Bedford, stating that such registration statement has become effective under the Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, and (B) the registration statement, the related prospectus, and each amendment or supplement thereof, comply as to form in all material respects with the requirements of the Act (except that such counsel need express no opinion as to financial statements and financial and statistical data contained therein) and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to Bedford, stating that they are independent public accountants within the meaning of the Act, and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Act;

               (l) make available for inspection by Bedford, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by Bedford or such underwriter, all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by Bedford or such underwriter, attorney, accountant or agent in connection with such registration statement;

               (m) use its best efforts to cause all such securities to be listed on such securities exchange on which similar securities issued by the Company are then listed;

               (n) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission.


                                Page 28 of 89 pages

          4.   REGISTRATION EXPENSES AND INDEMNIFICATION.

               (a) EXPENSES. All Registration Expenses incurred in connection with (i) a Demand Registration or (ii) a Piggyback Registration will be borne by the Company. As used herein, "REGISTRATION EXPENSES" means all expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with federal and state securities or blue sky laws, securities laws of any foreign jurisdictions, printing expenses, messenger and delivery expenses and fees and disbursements of counsel for Bedford and all independent certified public accountants, underwriters (excluding discounts and commissions attributable to the sale of Common Stock) and other persons retained by Bedford or the Company.

               (b) The Company agrees to indemnify, to the extent permitted by law, Bedford against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by Bedford expressly for use therein or by Bedford's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto in conformity with applicable federal and state securities laws after the Company has furnished Bedford with a sufficient number of copies of the same. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Act) to the same extent as provided above with respect to the indemnification of Bedford.

               (c) In connection with any registration statement in which Bedford is participating, Bedford shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify the Company, its directors and officers and each person who controls the Company (within the meaning of the Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by Bedford; provided that the liability of Bedford will be in proportion to and limited to the net amount


                                Page 29 of 89 pages
received by Bedford from the sale of the Common Stock pursuant to such registration statement.

               (d)  Any party entitled to indemnification hereunder will
(i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party and its legal counsel a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

               (e) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and will survive the offering of any registrable securities of the Company in a registration statement, and otherwise.

               (f) If the indemnification provided for in this paragraph 4 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

               (g) Notwithstanding the foregoing, to the extent that the provisions of indemnification and contribution contained in an underwriting agreement entered into in connection with an


                                Page 30 of 89 pages
underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

          5.   MISCELLANEOUS.

               (a) This Agreement may be modified or amended only by a written instrument executed by the parties hereto.

               (b) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Colorado, without regard to conflicts of law principles thereof.

               (c) Each provision of this Agreement shall be interpreted in such a manner as to be effective, valid and enforceable under applicable law, but if any provision hereof is held to be invalid, illegal or unenforceable under any applicable law or rule in any jurisdiction, such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability in such jurisdiction, without invalidating the remainder of this Agreement in such jurisdiction or any provision hereof in any other jurisdiction.

               (d) No course of dealing or delay or failure to exercise any right hereunder on the part of any party shall operate as a waiver of such right or otherwise prejudice such party's rights, powers or remedies.

               (e) Any notice, demand or delivery to be made pursuant to this Agreement shall be sufficiently given or made if sent by first class mail, postage prepaid, addressed to (i) Bedford at 2nd Floor, Charlotte Hs., Shirly Street, Box N964, Nassau, Bahamas, or (ii) the Company at its principal office. Bedford and the Company may each designate a different address by written notice to the other pursuant to this Paragraph 5(e).

               (f) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns.


                                Page 31 of 89 pages

          IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first written above.

                                        PMC INTERNATIONAL, INC., a Colorado
                                        corporation



                                        By:  /s/ Kenneth S. Phillips
                                            -------------------------------
                                        Title: President
                                               ----------------------------


                                        BEDFORD FINANCIAL CAPITAL
                                        CORPORATION, a corporation organized
                                        under the laws of Liberia



                                        By:  /s/ W. L. Atkinson
                                            -------------------------------
                                        Title: Authorized Agent
                                               ----------------------------


                                Page 32 of 89 pages

                                    EXHIBIT 3
                               Kenneth S. Phillips
                               President, Director
                             PMC International, Inc.
                                 555 17th Street
                                   14th Floor
                             Denver, Colorado 80202




                                  July 26, 1995


Bedford Capital Financial Corporation
2nd Floor, Charlotte Hs
Shirly Street
Box N964
Nassau, Bahamas
Attn:  Richard C.W. Mauran, Chairman and CEO
Suzanne J. Black, Treasurer and CFO

     Re:  BEDFORD INVESTMENT IN PMC INTERNATIONAL, INC.
          ---------------------------------------------

Ladies and Gentlemen:

          This letter is written in connection with that certain Investment Agreement (the "AGREEMENT") by and between Bedford Capital Financial Corporation ("BEDFORD"), PMC International, Inc. ("PMCI"), Portfolio Management Consultants, Inc., Portfolio Brokerage Services, Inc. and Portfolio Technology Services, Inc. ("TECHNOLOGY") of even date herewith, whereby Bedford will loan $1.2 million to PMCI and Technology (the "LOAN"). Unless otherwise defined herein, all capitalized terms shall have the same meaning as set forth in the Agreement.

          PMCI recognizes that there are certain risks incident to the Loan and the Second Loan, if made, and that as a condition to entering into the Loan, Bedford requires certain safeguards in the event that the risks materialize. Specifically, in the event of a Disaster, as defined below, Bedford requires the emergency ability to control the PMCI board of directors the ("BOARD OF DIRECTORS"; an individual member of the Board of Directors is referred to hereinafter as a "DIRECTOR") in order to take the actions that Bedford deems necessary to avert or mitigate the Disaster. PMCI expressly acknowledges that without such emergency powers to control a majority of Directors, Bedford would be unwilling to make the Loan or the Second Loan to the Borrowers.

          Therefore, in consideration of the Loan and the Second Loan, if made, and in consideration of and as a condition to Bedford's agreement to loan funds to the Borrowers, as a Director, I hereby agree as follows:


                                Page 33 of 89 pages

          1. In the event (i) a Disaster occurs, (ii) the Board of Directors fails to expand the number of members of the Board of Directors within two days of the occurrence of such Disaster and (iii) Bedford so requests, I agree to immediately resign my position as a Director. My resignation will allow the remaining Directors, which will include two Directors appointed by Bedford and one independent Director, to appoint a successor Director as provided in PMCI's Bylaws, and thereby attain control of the Board of Directors so as to take such actions as Bedford deems advisable or necessary to avert or mitigate the Disaster.

          2.   A "DISASTER" shall be defined as any of the following:

               a. Borrowers are in default in payment of any sum on the Loan or the Second Loan, if made, when due;

               b. PMCI or any of its subsidiaries makes a default in payment of any material sum with any of its bankers or other lenders or otherwise is in default under its agreements with such lenders and such default continues for a period of ten (10) days; or

               c.   With respect to PMCI or any of its subsidiaries:

                    (1) an order is made or resolution passed to wind-up or liquidate it;

                    (2) a general assignment for the benefit of its creditors is made;

                    (3) any proposal is made under bankruptcy, insolvency, reorganization or similar legislation;

                    (4) a receiver or similar organization is appointed to operate or liquidate its assets or any material part of its assets; or


                    (5) any similar event relating to financial distress or insolvency occurs.

          I affirm that my agreement to resign under the conditions set forth above is made in consideration only of the Loan and the Second Loan, if made, and Bedford's obligations thereunder. No consideration or benefit of any type will pass to me personally, directly or indirectly, as a result of my agreement to resign pursuant to the terms of this letter.


                                Page 34 of 89 pages

          If you accept the terms of this letter, please sign your acknowledgement below and return one copy to PMCI.

                                        Very truly yours,

                                        /s/ Kenneth S. Phillips

                                        Kenneth S. Phillips



ACKNOWLEDGED and agreed to effective
as of the 26th day of July, 1995

BEDFORD CAPITAL FINANCIAL CORPORATION



By:/s/ W. L. Atkinson
   ------------------------------
Title:  Agent
      ---------------------------


                                Page 35 of 89 pages

                                    EXHIBIT 4
                              INVESTMENT AGREEMENT

          This INVESTMENT AGREEMENT (the "AGREEMENT") is entered into effective as of the 26th day of July, 1995 by and between BEDFORD CAPITAL FINANCIAL CORPORATION, a corporation organized under the laws of Liberia ("BEDFORD") and PMC INTERNATIONAL, INC., a Colorado corporation ("PMCI"), PORTFOLIO MANAGEMENT CONSULTANTS, INC., a Colorado corporation ("CONSULTANTS"), PORTFOLIO BROKERAGE SERVICES, INC., a Colorado corporation ("BROKERAGE") and PORTFOLIO TECHNOLOGY SERVICES, INC., a Colorado corporation ("TECHNOLOGY"). PMCI and Technology are collectively referred to herein as the "BORROWERS" and each individually as a "BORROWER." Consultants and Brokerage are collectively referred to herein as the "SUBSIDIARIES" and each individually as a "SUBSIDIARY."


                                    RECITALS

          A. The Borrowers desire to borrow an aggregate principal amount of $1,200,000 from Bedford and Bedford has agreed to loan such funds to the Borrowers, subject to the terms and conditions set forth in this Agreement.

          B. A significant portion of the amounts loaned to the Borrowers by Bedford will be utilized by (i) Technology to fund the development of certain computer software and (ii) by Brokerage to satisfy certain indebtedness.


                                    AGREEMENT

          NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrowers, Subsidiaries, and Bedford agree as follows:


                                    ARTICLE I

                                    THE LOAN

          Section 1.1 THE LOAN. Subject to all of the terms and provisions of this Agreement, including but not limited to the conditions precedent set forth in Article III, Bedford shall loan to the Borrowers at the Closing (as hereinafter defined) an aggregate principal amount of One Million Two Hundred Thousand Dollars ($1,200,000) (the "LOAN").

          Section 1.2   PROMISSORY NOTE.

                   (a) The Loan shall be evidenced by a promissory note (the "NOTE") in form and substance acceptable to Borrowers and Bedford. The Note shall be payable in full on July 31, 2000 (the "MATURITY DATE"), except to the extent that the rights of


                                Page 36 of 89 pages
conversion set forth in the Note have theretofore been exercised and as otherwise hereinafter provided. Interest shall accrue without interest payment being required for one year following the date of the Note and such accrued interest shall thereafter be amortized and paid on a monthly basis over the following two-year period. The accrued interest shall not accrue additional interest thereon.

                   (b) The Loan shall be secured by a security interest in all of the Borrowers' assets, which security interest shall be subordinate to any bank financings for ordinary operating lines of credit for the Borrowers and the Subsidiaries which are approved by PMCI's board of directors, except that Bedford shall be granted a first priority security interest in that certain promissory note currently owned by Brokerage in the original principal amount of $1,807,350 with Schield, Colehour Inc., a Colorado corporation ("SCHIELD"), as maker and payable to the order of Schield Management Company, a Colorado corporation (the "SCHIELD NOTE") which shall be assigned by Brokerage to PMCI free and clear of all liens and encumbrances as provided in Section 6.11 below. Until such assignment is completed, the Loan shall be secured by the Schield Note pursuant to a non-recourse Guaranty and Pledge Agreement executed and delivered by Brokerage to Bedford at Closing, in form and substance acceptable to Bedford and Brokerage (the "BROKERAGE PLEDGE") . Each Borrower shall execute and deliver a security agreement in form and substance acceptable to Bedford and PMCI, and such other documents as may be required to perfect Bedford's security interest in all of the Borrowers' assets and the Schield Note (collectively, the "SECURITY DOCUMENTS") at the Closing.

                   (c) WARRANT. As additional consideration for the Loan, PMCI shall grant Bedford the option to purchase 1,200,000 shares of common stock, $.01 par value of PMCI ("COMMON STOCK") pursuant to the terms of a warrant in form and substance acceptable to Bedford and PMCI (the "WARRANT"). PMCI shall execute and deliver the Warrant to Bedford at the Closing.

                   (d) REGISTRATION RIGHTS. As additional consideration for the Loan, PMCI shall grant Bedford rights to register shares of Common Stock owned and acquired by Bedford pursuant to the terms of a registration rights agreement in form and substance acceptable to Bedford and PMCI (the "REGISTRATION RIGHTS AGREEMENT"). PMCI shall execute and deliver the Registration Rights Agreement to Bedford at Closing.


                                   ARTICLE II

                      CLOSING DATE; DELIVERY; DUE DILIGENCE

          Section 2.1 CLOSING. The closing with respect to the transactions contemplated hereunder will be held at the offices of Otten, Johnson, Robinson, Neff & Ragonetti, P.C. on July 27, 1995,


                                Page 37 of 89 pages
at 10:00 a.m. local time in Denver, Colorado, or at such other time as the Borrowers and Bedford may agree (the "CLOSING").

          Section 2.2 DELIVERY. At the Closing, subject to the terms of this Agreement, the Borrowers will deliver to Bedford this Agreement, the Note, the Warrant, the Registration Rights Agreement, the Security Documents and such other documents as may be necessary to effect the transactions contemplated hereby duly executed and Brokerage will deliver to Bedford the Brokerage Pledge duly executed. Bedford will deliver to PMCI at the Closing a check payable to the order of PMCI, or evidence of such other form of payment as the parties shall agree upon, in the amount of $1,200,000.

          Section 2.3 DUE DILIGENCE. In connection with the Loan, upon reasonable advance notice from Bedford, the Borrowers shall furnish Bedford with full access to all books, contracts, documents and records of the Borrowers and the Subsidiaries, and Bedford shall be allowed to inspect and copy any such materials. Further, Bedford shall be afforded reasonable opportunities to make such inquiries of management and/or other employees of the Borrowers and the Subsidiaries to the extent Bedford reasonably deems necessary. All information provided to Bedford that is identified by the Borrowers and the Subsidiaries as confidential information of the Borrowers and the Subsidiaries shall be held in confidence and treated by Bedford with at least as much care as if such information were confidential information of Bedford. The materials provided by the Borrowers and the Subsidiaries to Bedford pursuant to this Section 2.3, and all copies thereof, shall be used by Bedford only to conduct a due diligence examination of the Borrowers and the Subsidiaries for the purpose of determining whether Bedford should consummate the transactions contemplated hereby, and all such materials shall promptly be returned to the Borrowers and the Subsidiaries in the event the transactions contemplated hereby are not consummated.


                                   ARTICLE III

                              CONDITIONS PRECEDENT

          Section 3.1 CONDITIONS PRECEDENT TO BEDFORD'S OBLIGATION. Bedford's obligation to make the Loan hereunder is subject to the satisfaction at or before the Closing of the following conditions precedent, any of which may be waived by Bedford in writing:

                   (a) Bedford shall be satisfied with the results of its due diligence examination of the Borrowers and the Subsidiaries.

                   (b) The Borrowers' Boards of Directors shall, as applicable, each have approved and authorized the execution, delivery and performance of this Agreement, the Note, the Warrant,


                                Page 38 of 89 pages
the Registration Rights Agreement, the Security Documents, the Advisory Agreement (as hereinafter defined), and all other actions to be taken and all other documents and instruments to be executed and delivered by the Borrowers hereunder and shall have provided Bedford a certified copy of the resolutions approving and authorizing such matters.

                   (c) The Borrowers and the Subsidiaries shall each have executed and delivered to Bedford this Agreement, the Note, the Warrant, the Registration Rights Agreement, the Advisory Agreement, the Brokerage Pledge and the Security Documents to which such Borrower or Subsidiary is a party.

                   (d) The representations and warranties of the Borrowers and the Subsidiaries contained in Article IV of this Agreement shall be true and correct on and as of the date hereof, and, in the event this Agreement shall have been executed as of a date prior to the Closing, Bedford shall have received a certificate, executed by the President of each Borrower and each Subsidiary, certifying that the representations and warranties contained in
Article IV of this Agreement are true and correct on and as of the Closing.

                   (e) Bedford shall have received an opinion of counsel to the Borrowers in substantially the form of EXHIBIT A hereto.

                   (f) Bedford shall have received an agreement respecting the Schield Note in form and substance acceptable to Bedford executed by an executive officer of Schield.

                   (g) PMCI and each of Kenneth S. Phillips ("PHILLIPS") and David L. Andrus ("ANDRUS") shall have entered into a three-year employment agreement in form and substance acceptable to Bedford and PMCI (collectively, the "EMPLOYMENT AGREEMENTS").

                   (h) PMCI shall have entered into an advisory agreement with Nevcorp Inc. (the "ADVISORY AGREEMENT") in form and substance acceptable to Bedford and PMCI.

                   (i) The Board of Directors and PMCI shall have adopted the amendments to the bylaws of PMCI in the form attached hereto as EXHIBIT B;

                   (j) The Board of Directors of PMCI shall have elected two individuals designated by Bedford to fill the vacancies on PMCI's Board of Directors created by the amendment to the bylaws referenced in subsection (i) above;

                   (k) PMCI shall have resolved any and all disputes related to amounts to be paid to Ladenburg, Thalmann & Co. Inc. ("LADENBURG") to the satisfaction of Bedford;


                                Page 39 of 89 pages

                   (l) Bedford shall be satisfied as to the status of the settlement of IN THE MATTER OF PORTFOLIO MANAGEMENT CONSULTANTS, INC. (D-1968), BEFORE THE UNITED STATES SECURITIES EXCHANGE COMMISSION.

                   (m) Simultaneous with the Closing, Bedford shall purchase 1,000,000 shares of Common Stock for $1.00 per share from Marc Geman and PMCI, Bedford, Phillips, Andrus and Phillips & Andrus, LLC, a Colorado limited liability company, shall have entered into a shareholders agreement in form and substance acceptable to Bedford.

                   (n) All legal and other matters incident to or in connection with the transactions contemplated hereby shall be satisfactory to Bedford.

          Section 3.2 CONDITIONS PRECEDENT TO BORROWERS' OBLIGATIONS. The Borrowers' obligation to accept the Loan and issue the Note hereunder is subject to the satisfaction at or before the Closing of the following conditions precedent, any of which may be waived by the Borrowers in writing:

                   (a) Bedford shall have executed and delivered this Agreement.

                   (b) The representations and warranties of Bedford contained in Article V of this Agreement shall be true and correct on and as of the Closing.


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE BORROWERS
                              AND THE SUBSIDIARIES

          The Borrowers and the Subsidiaries hereby represent and warrant to Bedford as follows:

          Section 4.1   CORPORATE STATUS.  Each Borrower and each Subsidiary
(i) is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization and has the corporate power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and (ii) has duly qualified and is authorized to do business and is in good standing in all jurisdictions where it is required to be so qualified and where the failure to be so qualified would have a material adverse effect on the business or financial condition of any Borrower or Subsidiary.

          Section 4.2 CAPITALIZATION. On and as of the Closing the authorized capital of PMCI will consist of Fifty Million (50,000,000) shares of Common Stock, 5,540,501 shares of Common Stock of which are issued and outstanding as of the date hereof,


                                Page 40 of 89 pages
and Five Million (5,000,000) shares of Preferred Stock without par value ("PREFERRED STOCK"), 349,017 shares of Preferred Stock of which are issued and outstanding as of the date hereof. On the Closing, 349,017 shares of Common Stock will be issued and outstanding. Except for the Warrant and as set forth on SCHEDULE 4.2 attached hereto and incorporated herein, there is no right, subscription, warrant, call, option or other agreement of any kind to purchase or otherwise receive or to be issued any of the authorized but unissued shares of PMCI's capital stock and no securities or obligations of any kind convertible into shares of PMCI's capital stock exist in favor of any person.

          Section 4.3 CORPORATE POWER AND AUTHORIZATION. Each Borrower and each Subsidiary has all requisite legal and corporate power to enter into this Agreement, the Note, the Warrant, the Registration Rights Agreement, the Security Documents, the Brokerage Pledge and all related documents to which it is a party, to accept the Loan hereunder, and to carry out and perform its obligations under the terms of this Agreement, the Note, the Warrant, the Registration Rights Agreement, the Security Documents, the Brokerage Pledge and all related documents to which it is a party. All corporate actions on the part of each Borrower and each Subsidiary, its officers, directors and shareholders necessary for the execution and delivery by each Borrower and each Subsidiary of this Agreement, the Note, the Warrant, the Registration Rights Agreement, the Security Documents, the Brokerage Pledge and any related documents to which it is a party and the performance of the Borrowers' and the Subsidiaries obligations hereunder and thereunder have been taken or will be taken prior to the Closing and the execution, delivery and performance by each Borrower and each Subsidiary of this Agreement, the Note, the Warrant, the Registration Rights Agreement, the Security Documents, the Brokerage Pledge and the related documents to which it is a party will not violate any provision of law, rule, regulation, order, writ, judgment or decree applicable to each Borrower and each Subsidiary, or the Articles of Incorporation or Bylaws of any of the Borrowers or the Subsidiaries, nor result in the breach of or constitute a default under any other agreement or instrument to which a Borrower or a Subsidiary is a party or to which any of its property is subject. This Agreement, the Note, the Warrant, the Registration Rights Agreement, the Security Documents, the Brokerage Pledge and the related documents to which it is a party are (or, when executed and delivered, will be) each a legal, valid and binding obligation of Borrowers and the Subsidiaries, enforceable in accordance with its respective terms.

          Section 4.4 SUBSIDIARIES. PMCI owns all of the issued and outstanding stock of Consultants, Brokerage and Technology and does not own or control, directly or indirectly, any other corporation, association or business entity. Neither Consultants, Brokerage nor Technology own or control, directly or indirectly, any other corporation, association or business entity.


                                Page 41 of 89 pages

          Section 4.5 FINANCIAL REPORTS. PMCI's financial statements which have been filed by PMCI with the Securities and Exchange Commission (the "SEC") are in accordance with the books and records of PMCI and have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated (except as indicated therein), reflect all assets and liabilities of the Borrowers and the Subsidiaries, including all contingent liabilities, present truly and completely the financial condition of PMCI at such dates and results of its operations for the periods then ended, and since the end of the last quarter for which financial statements have been filed with the SEC, nothing has occurred which could have a material adverse effect on the financial position of PMCI.

          Section 4.6 LITIGATION. Except as set forth in SCHEDULE 4.6 attached hereto and incorporated herein, there are no actions, proceedings or investigations pending against any of the Borrowers or the Subsidiaries or their officers, directors or employees or any basis therefor or threat thereof, which, either individually or in the aggregate, might result in any material adverse change in the business prospects, conditions, affairs or operations of the Borrowers or the Subsidiaries or in any of their properties or assets, or in any impairment of the right or ability of any Borrower or Subsidiary to carry on their business as now conducted or as proposed to be conducted, or in any material liability on the part of a Borrower or Subsidiary, or which questions the validity of this Agreement, the Note, the Warrant, the Registration Rights Agreement, the Security Documents, the Brokerage Pledge or any related document or any action taken or to be taken in connection herewith or therewith.

          Section 4.7 TAXES. Each Borrower and each Subsidiary has timely filed with the appropriate governmental authorities all tax returns and reports required to be filed and has paid all taxes shown to be due thereon or claimed to be due with respect thereto and there are no pending or threatened audits, investigations or other examinations related to the Borrowers' or the Subsidiaries' tax filings.

          Section 4.8 EMPLOYEES. Except as shown on SCHEDULE 4.8 attached hereto and incorporated herein, none of the Borrowers or the Subsidiaries are a party to any employment agreements. No employee of any of the Borrowers or the Subsidiaries is in violation of any term of any employment contract or any other contract or agreement relating to the relationship of such employee with the Borrowers or the Subsidiaries. None of the Borrowers or the Subsidiaries is a party to any deferred compensation agreement or retirement or profit sharing plan.

          Section 4.9   REGISTRATION RIGHTS.  Except as set forth in
SCHEDULE 4.9 attached hereto and incorporated herein and the Registration Rights Agreement, PMCI is not under any obligation to register under the Act any of its securities not so registered prior to the date hereof.


                                Page 42 of 89 pages

          Section 4.10 DISCLOSURE. PMCI has provided to Bedford accurate and complete copies of the following reports and documents filed by PMCI with the SEC ("SEC FILINGS"): (a) PMCI's Annual Report on Form 10-KSB for the year ended December 31, 1994; (b) PMCI's 1994 Annual Report to Shareholders; and (c) PMCI's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995. As of their respective date, none of the SEC Filings contained any untrue statement of any material fact or omitted any material fact required to be stated therein or necessary to make the statements therein not misleading, except as set forth on
SCHEDULE 4.6 attached hereto and to the extent that any such statement or omission has been modified or superseded in an SEC Filing subsequently filed with the SEC and delivered to Bedford prior to Closing.

          Section 4.11 GOVERNMENTAL CONSENT, ETC. Except for the NASD consent required to transfer the Schield Note from Brokerage to PMCI, no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority is required on the part of any Borrower or Subsidiary in connection with the execution, delivery and performance by the Borrowers and Subsidiaries of this Agreement and the consummation of the transactions contemplated hereby.

          Section 4.12  COMPLIANCE WITH LAWS.  Except as set forth on
SCHEDULE 4.6 attached hereto, the Borrowers and Subsidiaries have complied with all federal, state, local and foreign laws, ordinances, requirements, regulations, decrees and orders applicable to their businesses and property, including but not limited to making all required federal, state and NASD filings and complying with all licensing, net capital and other requirements. No Borrower or Subsidiary has received any notice of noncompliance of any such law, ordinance, requirement, regulation, decree or order.

          Section 4.13 OTHER AGREEMENTS. None of the Borrowers or the Subsidiaries are in default in the performance, observance or fulfillment of any of the material obligations, covenants or conditions contained in any other agreement to which a Borrower or Subsidiary is a party or to which any of its assets or properties are subject.

          Section 4.14 BROKER'S FEES. Neither the Borrowers nor the Subsidiaries have incurred any obligation or liability for brokerage or finders' fees or agents' commissions or like payment in connection with the transactions contemplated herein, except a $96,000 fee payable to Ladenburg which shall be paid by PMCI upon closing of the Loan and a $144,000 fee payable to Ladenburg which shall be paid by PMCI upon closing of the Second Loan (as hereinafter defined) if such Second Loan is made.


                                Page 43 of 89 pages

          Section 4.15 TITLE TO ASSETS. Except as disclosed in PMCI's most recent financial statements, title to all of the Borrowers' and Subsidiaries' assets is vested solely in the Borrowers and Subsidiaries, and free and clear of all liens, encumbrances, security interest and other claims whatsoever.


                                    ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF BEDFORD

          Section 5.1 CORPORATE STATUS. Bedford (i) is a duly organized and validly existing corporation in good standing under the laws of Liberia and has the corporate power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and
(ii) has duly qualified and is authorized to do business and is in good standing in all jurisdictions where it is required to be so qualified and where the failure to be so qualified would have a material adverse effect on the business or financial condition of Bedford.

          Section 5.2 CORPORATE POWER AND AUTHORIZATION. Bedford has all requisite legal and corporate power to enter into this Agreement and all related documents to which it is a party, to make the Loan hereunder, and to carry out and perform its obligations under the terms of this Agreement and all related documents to which it is a party. All corporate actions on the part of Bedford, its officers, directors and shareholders necessary for the execution and delivery by Bedford of this Agreement and any related documents to which it is a party and the performance of Bedford's obligations hereunder and thereunder have been taken or will be taken prior to the Closing and the execution, delivery and performance by Bedford of this Agreement and the related documents to which it is a party will not violate any provision of law, rule, regulation, order, writ, judgment or decree applicable to Bedford, or the Articles of Incorporation or Bylaws of Bedford, nor result in the breach of or constitute a default under any other agreement or instrument to which Bedford is a party or to which any of its property is subject. This Agreement and the related documents to which it is a party are (or, when executed and delivered, will be) each a legal, valid and binding obligation of Bedford, enforceable in accordance with its respective terms.


                                   ARTICLE VI

                           COVENANTS OF THE BORROWERS

          The Borrowers and Subsidiaries covenant and agree that until all amounts due under the Loan and the Second Loan, if made, have been paid in full and/or Bedford owns and/or has the right to acquire at least ten percent (10%) of the issued and outstanding Common Stock, on a fully-diluted basis (which for this determination, Bedford shall be deemed to have the right to acquire


                                Page 44 of 89 pages
all of the shares of Common Stock issuable pursuant to the Mirror Options (as hereinafter defined) without regard as to whether such Mirror Options are vested), unless Bedford waives compliance in writing, the Borrowers and Subsidiaries shall:

          Section 6.1 NOTICE OF DEFAULT. Give prompt written notice to Bedford of any Event of Default as defined in Article VII of this Agreement or of any event of default arising under any other agreement or indenture entered into by a Borrower or Subsidiary, or of any other matter which has resulted in, or could reasonably be expected to result in, a materially adverse change in the business, assets, prospects, financial condition or operations of any Borrower or Subsidiary.

          Section 6.2 COMPLIANCE WITH LAWS. Comply with all applicable laws, rules, regulations and orders, including but not limited to making all required federal, state, and NASD filings required to reflect the ownership changes to PMCI and complying with all licensing, net capital and other requirements.

          Section 6.3 REPORTING REQUIREMENTS. Furnish or cause to be furnished to Bedford, the following:

                   (a) Not later than ninety (90) days after the close of each fiscal year of PMCI, the consolidated balance sheet of PMCI as of the end of such fiscal year, and the related consolidated statement of operations, statement of cash flows and statement of changes in stockholders' equity of PMCI for such fiscal year, setting forth in each case in comparative form the corresponding figures for the preceding fiscal year, all in reasonable detail, prepared in conformance with generally accepted accounting principles and certified by an executive officer of PMCI;

                   (b) Not later than fifteen (15) business days after the end of each calendar month, the internally prepared reports of PMCI, as of the end of such month, setting forth the consolidated balance sheet and the related consolidated statement of operations, statement of cash flows and statement of changes in stockholders' equity of PMCI as of the end of such month, and the consolidated statement of operations of PMCI for the period from the beginning of such fiscal year to the end of such month, setting forth in each case in comparative form the corresponding figures for the corresponding period of the preceding fiscal year, all in reasonable detail and all certified by an executive officer of PMCI;

          Section 6.4 NOTICE OF LITIGATION. Give prompt notice to Bedford of any claim, action or proceeding, or threat thereof, which, in the event of any unfavorable outcome, would or could reasonably be expected to have a material adverse effect on the business, assets, financial condition or prospects of any Borrower or Subsidiary.


                                Page 45 of 89 pages

          Section 6.5 INSURANCE. Maintain insurance with financially sound and responsible insurance carriers of the kinds, against the risks and in the relative proportions and amounts which are necessary and appropriate to the business conducted by the Borrowers and Subsidiaries, including director and officer liability insurance.

          Section 6.6 EXECUTION OF OTHER INSTRUMENTS. Do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such further acts, covenants, assurances or further instruments and documents as Bedford may reasonably request in order to carry out the intent and purpose hereof.

          Section 6.7 RESERVATION OF STOCK. PMCI shall reserve and keep available out of its authorized but unissued Common Stock, for the purpose of effecting the exercise of the Warrant, the Second Warrant, if issued, any Mirror Options and any other rights to acquire shares of Common Stock held and hereafter acquired by Bedford, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the full exercise thereof. All shares of Common Stock which are so issuable will, when issued, be duly and validly issued, fully paid and nonassessable.

          Section 6.8 KEY-MAN INSURANCE. PMCI shall obtain on or before August 31, 1995 and maintain during the term of this Agreement key-man insurance on the life of Phillips in the amount of at least $1,200,000 for so long as any principal under the Loan is outstanding and an additional $1,800,000, if, when and for so long as any principal under the Second Loan (as hereinafter defined) is outstanding, which names PMCI as a 100% beneficiary thereof. At Bedford's election, PMCI shall use any and all proceeds received from the key-man insurance to pay any and all amounts outstanding under the Loan and the Second Loan, if made.

          Section 6.9 REPLACEMENT OF NOTE. Upon receipt by the Borrowers of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of the Note or the Second Note, if issued, and

                   (a) in the case of loss, theft or destruction, upon receipt of an agreement of indemnity reasonably satisfactory to it, or

                   (b) in the case of mutilation, upon surrender and cancellation of the Note or the Second Note, so mutilated,

Borrowers at their expense will execute and deliver a new Note or Second Note, whichever is applicable, dated and bearing interest from the date to which interest has been paid on the lost, stolen, destroyed or mutilated Note or Second Note or dated the date of the lost, stolen, destroyed or mutilated Note or Second Note if no interest had been paid thereon.


                                Page 46 of 89 pages

          Section 6.10 EXTRAORDINARY CORPORATE TRANSACTIONS. None of the Borrowers or Subsidiaries shall, without the prior written consent of Bedford:

                   (a) Transfer any assets of a Borrower or Subsidiary outside of the ordinary course of business.

                   (b) Take any action which under applicable corporate law requires the approval of the shareholders of any Borrower or Subsidiary.

                   (c) Amend, modify, assign or transfer the Employment Agreements.

                   (d)  Approve or adopt (i) an incentive stock option plan or
(ii) an employee bonus fund, except as provided in Sections 8.1 and 8.2.

                   (e) Issue any new options to purchase capital stock of a Borrower or Subsidiary under currently existing stock option plans.

          Section 6.11 TRANSFER OF SCHIELD NOTE. Immediately after the execution of this Agreement, Brokerage shall file with the NASD any and all documents necessary to obtain the approval of the NASD to transfer the Schield Note to PMCI, and PMCI and Brokerage shall each use their best efforts to cause the NASD to approve such transfer as soon as possible. Upon receipt of approval from the NASD, PMCI shall immediately (i) cause Brokerage to assign and transfer the Schield Note, free and clear of any and all liens and encumbrances, to PMCI,
(ii) deliver a fully-executed assignment to Bedford evidencing the transfer of the Schield Note, and (iii) execute such other documents and take such other actions necessary to give Bedford a perfected first priority security interest in the Schield Note.


                                   ARTICLE VII

                                EVENTS OF DEFAULT

          Section 7.1 EVENTS OF DEFAULT. If one or more of the following described events of default ("EVENTS OF DEFAULT") shall occur:

                   (a) The Borrowers shall default in the payment of principal or interest on the Note or the Second Note, if issued,; or

                   (b) Any of the representations or warranties made by the Borrowers or the Subsidiaries herein or in any certificate or financial or other statements heretofore or hereafter furnished by or on behalf of the Borrowers or the Subsidiaries in connection with the execution and delivery of this


                                Page 47 of 89 pages

Agreement or the granting of the Loan or the Second Loan hereunder or pursuant to this Agreement shall be false or misleading at the time made; or

                   (c) The Borrowers or the Subsidiaries shall fail to perform or observe any other covenant, term, provision, condition, agreement or obligation of the Borrowers or the Subsidiaries under this Agreement, the Note, or the Second Note, if issued, the Warrant, the Second Warrant, if issued, the Registration Rights Agreement, the Brokerage Pledge or the Security Documents and such failure shall continue uncured for a period of ten (10) days; or

                   (d) The Borrowers or the Subsidiaries shall fail to perform or observe any of the covenants, terms, provisions, conditions, agreements or obligations under any other material agreement, indenture, document, note or other instrument executed or to be executed by the Borrowers or the Subsidiaries with Bedford or any other person or entity and such failure shall continue uncured for a period of ten (10) days; or

                   (e)  Any Borrower or Subsidiary shall (1) become insolvent;
(2) admit in writing its inability to pay its debts as they mature; (3) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business; or

                   (f) A trustee, liquidator or receiver shall be appointed for any Borrower or Subsidiary or for a substantial part of its property or business without its consent and shall not be discharged within thirty (30) days after such appointment; or

                   (g) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of any Borrower or Subsidiary and shall not be dismissed within thirty (30) days thereafter; or

                   (h) Any material money judgment, writ or warrant of attachment, or similar process shall be entered or filed against any Borrower or Subsidiary or any of its properties or other assets and shall remain unvacated, unbonded or unstayed for a period of fifteen (15) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

                   (i) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against any Borrower or Subsidiary and, if instituted against a Borrower or Subsidiary, shall not be dismissed within thirty (30) days after such institution or any Borrower or Subsidiary shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations


                                Page 48 of 89 pages
of, or default in answering a petition filed in any such proceeding; or

                   (j) This Agreement, the Note, the Second Note, if issued, the Security Documents, the Warrant, the Second Warrant, if issued, the Registration Rights Agreement or any of the other related documents shall, at any time while any amount due under the Loan or the Second Loan, if made, shall remain unpaid, cease to be in full force and effect or shall be declared null and void, or the validity or enforceability thereof shall be contested by a Borrower or a Subsidiary, or a Borrower or a Subsidiary shall deny that it has any further liability or obligation under this Agreement, the Note, the Second Note, if issued, the Warrant, the Second Warrant, if issued, the Registration Rights Agreement, the Security Documents or any related document to which it is a party;

Then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by Bedford (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of Bedford and at Bedford's sole discretion, Bedford may consider the Note and/or the Second Note, if issued, immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and Bedford may immediately, and without expiration of any period of grace, enforce any and all of Bedford's rights and remedies provided herein or in the Security Documents or any other rights or remedies afforded by law.

                                  ARTICLE VIII

                                OTHER AGREEMENTS

          Section 8.1 INCENTIVE STOCK OPTION PLAN. PMCI shall be entitled to establish an incentive stock option plan (the "Stock Plan") consisting of up to ten percent (10%) of the shares of Common Stock issued and outstanding as of the date of the Closing. Adoption of the Stock Plan and approval of the grants of options thereunder, shall each require the affirmative vote of at least eighty percent (80%) of the members of the Board of Directors of PMCI.

          Section 8.2 EMPLOYEE BONUS POOL. PMCI shall be entitled to establish an employee bonus pool (the "Bonus Pool") in a total amount equal to ten percent (10%) of PMCI's pre-tax earnings prior to any calculation of the bonus pool, excluding any extraordinary or non-recurring income and expenses. Adoption of the Bonus Pool and the grant of bonuses thereunder, shall each require the affirmative vote of at least eighty percent (80%) of the members of the Board of Directors of PMCI.

          Section 8.3 FUTURE FUNDING. The Borrowers hereby grant Bedford an exclusive right, at Bedford's option, to loan an


                                Page 49 of 89 pages
additional $1,800,000 to the Borrowers (the "SECOND LOAN") pursuant to a promissory note substantially in the form attached hereto as EXHIBIT C (the "SECOND NOTE") and a warrant substantially in the form attached hereto as EXHIBIT D (the "SECOND WARRANT"). Bedford may exercise its option to make the Second Loan at any time prior to the date which is the earlier of July 1, 1996 or 30 days after the issuance by the United States Securities and Exchange Commission of a final order IN THE MATTER OF PORTFOLIO MANAGEMENT CONSULTANTS, INC. (D-1968), BEFORE THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION as to PMCI and Phillips.

          Section 8.4 RIGHT OF FIRST REFUSAL. For so long as any amount of principal or interest remains outstanding under the Loan or the Second Loan, if made, and/or Bedford owns or has right to acquire at least ten percent (10%) of the issued and outstanding shares of Common Stock, on a fully diluted basis (which for this determination, Bedford shall be deemed to have the right to acquire all of the shares of Common Stock issuable pursuant to the Mirror Options, without regard as to whether such Mirror Options are vested), Bedford shall have the following rights, which shall be exercisable at Bedford's sole option:

                   (a) RIGHT OF FIRST NEGOTIATION. In the event any Borrower, Subsidiary or other entity owned, directly or indirectly, by a Borrower or Subsidiary (the "FINANCING ENTITY") desires to obtain equity financing or debt financing involving a right to acquire equity ("EQUITY FINANCING"), the Financing Entity shall, before soliciting any other offers to provide such Equity Financing, notify Bedford in writing of the Financing Entity's desire to obtain Equity Financing and the terms and conditions on which the Financing Entity is willing to obtain such Equity Financing from Bedford (the "FINANCING NOTICE"). For a period of thirty (30) days following delivery of such notice to Bedford (the "EXCLUSIVE NEGOTIATION PERIOD"), the Financing Entity shall negotiate exclusively and in good faith with Bedford for the Equity Financing, and shall not enter into negotiations or discussions with any other Person during the Exclusive Negotiation Period regarding obtaining Equity Financing from such person. In the event that the parties fail to agree on the terms and conditions of the Equity Financing prior to the expiration of the Exclusive Negotiation Period, the Financing Entity shall be free to obtain the proposed Equity Financing from any other person on such terms and conditions no more favorable than the terms proposed in the Financing Notice. In the event that the Financing Entity fails to obtain Equity Financing within six (6) months following the expiration of the Exclusive Negotiation Period, then, prior to soliciting Equity Financing from any other person, the Financing Entity shall again be obligated to first offer the Equity Financing to Bedford in accordance with the foregoing provisions.

          (b) RIGHT OF FIRST REFUSAL. In the event that a Financing Entity receives an unsolicited offer from a third party (an "OFFEROR") to provide Equity Financing, which is acceptable to the Financing Entity, before entering into negotiations with such


                                Page 50 of 89 pages

Offeror, the Financing Entity shall notify Bedford in writing of the terms offered for the Equity Financing by such Offeror (the "FINANCING OFFER"). Bedford shall then have a period of twenty (20) days (the "OFFER PERIOD") in which to notify the Financing Entity in writing of Bedford's desire to provide Equity Financing on the terms and conditions set forth in the Financing Offer, with the closing of such Equity Financing to occur as soon as reasonably possible after preparation of all necessary documentation. If Bedford fails to timely respond to the Financing Entity's notice, the Financing Entity shall have the right to obtain the Equity Financing from the Offeror and Bedford's rights hereunder shall be deemed waived and of no further force or effect; provided, that in the event that the Financing Entity fails to obtain the Equity Financing from the Offeror within three (3) months following the expiration of the Offer Period, then, prior to accepting any subsequent offer from an Offeror to provide Equity Financing, the Financing Entity shall again be obligated to first offer to obtain Equity Financing from Bedford in accordance with the foregoing provisions.

          Section 8.5 ADDITIONAL OPTIONS. Upon (i) the exercise of any presently outstanding options and Warrants to purchase Common Stock by any optionee or grantee other than Bedford, or the exercise of options granted pursuant to the Stock Plan (an "EXERCISED OPTION") and (ii) any exchange of any presently outstanding Preferred Stock for Common Stock ("PREFERRED EXCHANGE") at any time that there are amounts outstanding under the Loan and/or the Second Loan, if made, and/or Bedford owns any Common Stock, whichever is later, Bedford shall have an option to purchase an equal number of shares of Common Stock at the same price as such Exercised Option or in the case of a Preferred Exchange at the lower of the price designated in the transaction or the average daily closing prices for the Common Stock for the 30 consecutive trading days immediately preceding the date of the Preferred Exchange and subject to the same anti-dilution provisions as contained in the Warrant (a "MIRROR OPTION"). Bedford shall be entitled to exercise each Mirror Option at any time prior to the date which is five years after the date on which Bedford receives written notice that the applicable Exercised Option or Preferred Exchange was closed.


                                   ARTICLE IX

                                  MISCELLANEOUS

          Section 9.1 AMENDMENTS, ETC. No amendment or waiver of any provision of this Agreement, the Note, the Second Note, if issued, the Warrant, the Second Warrant, if issued, the Registration Rights Agreement, the Brokerage Pledge or the Security Documents, and no consent by Bedford to any departure by the Borrowers therefrom, shall in any event be effective unless the same shall be in writing and signed by Bedford, and then such


                                Page 51 of 89 pages
waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

          Section 9.2 USURY SAVINGS CLAUSE. It is expressly stipulated and agreed to be the intent of the Borrowers and Bedford at all times to comply with the applicable law governing the maximum rate or amount of interest payable on or in connection with the Loan and the Note. If the applicable law is ever judicially interpreted so as to render usurious any amount called for under the Note or under this Agreement, or, contracted for, charged, taken, reserved or received with respect to the Loan, or if acceleration of the maturity of the Note, any prepayment by the Borrowers, or any other circumstance whatsoever, results in the Borrowers having paid any interest in excess of that permitted by applicable law, then it is the express intent of the Borrowers and Bedford that all excess amounts theretofore collected by Bedford be credited on the principal balance of the Note (or, if the Note has been or would thereby be paid in full, refunded to the Borrowers), and the provisions of the Note and this Agreement immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder. The right to accelerate maturity of the Note does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and Bedford does not intend to collect any unearned interest in the event of acceleration. All sums paid or agreed to be paid to Bedford for the use, forbearance or detention of the indebtedness evidenced hereby or by the Note shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of such indebtedness until payment in full so that the rate or amount of interest on account of such indebtedness does not exceed the maximum rate or amount of interest permitted under applicable law. The term "applicable law" as used herein shall mean any federal or state law applicable to the Loan.

          Section 9.3 EXPENSES. The Borrowers and Subsidiaries shall bear their own legal and other expenses incurred in connection with the negotiation, preparation, execution and consummation of this Agreement and the transactions contemplated hereby. PMCI shall pay $30,000 of the costs incurred by Bedford in connection with its due diligence investigation of the Borrowers (including travel expenses) and Bedford shall bear any due diligence expenses in excess of $30,000. In addition, PMCI shall bear all legal and travel expenses (excluding travel expenses incurred in connection with due diligence) incurred by Bedford in connection with this Agreement which amounts shall be paid at the Closing or within 5 days after the date this Agreement is terminated, whichever is earlier.


          Section 9.4 ASSIGNMENT. This Agreement may be assigned by Bedford to an affiliate of Bedford. This Agreement shall inure to the benefit of and be binding on and be enforceable by the


                                Page 52 of 89 pages
respective successors, assigns and legal representatives of the parties hereto.

          Section 9.5 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed counterparts sent by fax shall be effective as originals.

          Section 9.6 SURVIVAL OF PROVISIONS. All of the representations, warranties, covenants, terms, conditions and agreements of each party hereto shall not merge into the Closing but shall survive until satisfied in full.

          Section 9.7 ENTIRE AGREEMENT. This Agreement, including all the Exhibits and Schedules hereto (each of which is incorporated herein by this reference), together with all other agreements, documents and arrangements referenced herein, contains the entire Agreement between the parties hereto and supersedes any and all prior agreements, arrangements and understandings between the parties relating to the subject matter hereof. No oral understandings, statements, promises or inducements contrary to the terms of this Agreement exist. The parties also intend this Agreement to be a complete and exclusive statement of the terms of this Agreement, which may not be explained or supplemented by evidence of consistent additional terms.

          Section 9.8 CHOICE OF LAW. This Agreement is entered into and is to be performed in accordance with the laws of the State of Colorado, and shall be construed and enforced in accordance therewith, without giving effect to Colorado conflicts of law principles which might otherwise provide for the application of the substantive law of another jurisdiction.

          Section 9.9 MUTUAL COOPERATION. Each party hereto agrees to execute and deliver such other and further instruments and documents as may reasonably be requested by the other party hereto to carry out this Agreement.

          Section 9.10 NOTICES, ETC. All Notices and other communications required or permitted hereunder will be in writing and will be addressed (a) if to Bedford, at

          Bedford Capital Financial Corporation
          2nd Floor
          Charlotte Hs.
          Shirly Street
          Box N964
          Nassau, Bahamas
          Attn:  Richard C.W. Mauran
                   Chairman and CEO, and
                   Suzanne J. Black,
                   Treasurer and CFO


                                Page 53 of 89 pages

          With copies to:

          Karen L. Barsch, Esq.
          Otten, Johnson, Robinson,
            Neff & Ragonetti, P.C.
          1600 Colorado National Building
          950 Seventeenth Street
          Denver, Colorado  80202

or at such other address as Bedford will have furnished to the Borrowers in writing, or (b) if to the Borrowers and/or Subsidiaries, at

          PMC International, Inc,
          555 Seventeenth Street, 14th Floor
          Denver, Colorado  80202
          Attention:  Kenneth S. Phillips, President


or at such other address as the Borrowers or Subsidiaries will have furnished to Bedford in writing in accordance with this section.

          Except as otherwise specifically provided herein, all notices and other communications hereunder shall be deemed to have been given if personally delivered to any officer of the party being served, if by telex, at the time they are transmitted, provided that the receiving party's answer-back has been given, if by facsimile transmission, upon electronic confirmation of transmission, or five (5) business days after mailing thereof by registered air mail, return receipt requested, postage prepaid, to the addresses of the Borrowers, Subsidiaries and Bedford set forth above until notice of change thereof is served in the manner provided in this section.

          Section 9.11 SEVERABILITY. In case any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability or the remaining provisions will not in any way be affected or impaired thereby.

          Section 9.12 MISCELLANEOUS. Time is of the essence for the performance of each and every covenant and the satisfaction of each and every condition contained in this Agreement. The headings and captions of this Agreement are for the purpose of reference only and shall not limit or define any meaning or terms thereof. All references to the masculine herein shall include both the neuter and the feminine. The singular shall include the plural and vice versa.


                                Page 54 of 89 pages

          IN WITNESS WHEREOF, the Borrowers, the Subsidiaries and Bedford have executed this Agreement as of the date first above written.

                                        PMC INTERNATIONAL, INC., a Colorado
                                        corporation



                                        By:  /s/ Kenneth S. Phillips
                                            -----------------------------
                                        Title: President
                                               --------------------------


                                        BEDFORD CAPITAL FINANCIAL CORPORATION, a corporation organized under the laws of Liberia



                                        By:  /s/ W. L. Atkinson
                                            -----------------------------
                                        Title: Authorized Agent
                                               --------------------------


                                        PORTFOLIO MANAGEMENT CONSULTANTS, INC.,
                                        a Colorado corporation



                                        By:  /s/ Kenneth S. Phillips
                                            -----------------------------
                                        Title: President
                                               --------------------------


                                        PORTFOLIO BROKERAGE SERVICES, INC., a
                                        Colorado corporation



                                        By:  /s/ Kenneth S. Phillips
                                            -----------------------------
                                        Title: President
                                               --------------------------


                                        PORTFOLIO TECHNOLOGY SERVICES, INC., a
                                        Colorado corporation



                                        By:  /s/ Kenneth S. Phillips
                                            -----------------------------
                                        Title: President
                                               --------------------------


                                Page 55 of 89 pages

                                    EXHIBIT A


                                  July 26, 1995




Bedford Capital Financial Corporation
2nd Floor
Charlotte Hs.
Shirly Street
Box N964
Nassau, Bahamas

          Re: $1,200,000 loan to PMC International, Inc. and Portfolio Technology Services, Inc.

Ladies and Gentlemen:

          We have acted as counsel for PMC International, Inc., a Colorado corporation ("PMCI"), Portfolio Technology Services, Inc., a Colorado corporation ("TECHNOLOGY"), Portfolio Brokerage Services, Inc., a Colorado corporation ("BROKERAGE") and Portfolio Management Consultants, Inc., a Colorado corporation ("CONSULTANTS") in connection with that certain Investment Agreement by and between Bedford Capital Financial Corporation and PMCI, Technology, Brokerage and Consultants dated July 27, 1995 (the "AGREEMENT").

          In connection therewith, the Borrowers and the Subsidiaries have requested that we deliver to you our opinions regarding certain matters. The purpose of this letter is to set forth the opinions so requested. All capitalized terms used in this opinion but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

          In rendering the opinions set forth below, we have examined and reviewed copies of the following documents:

          A. The Articles Incorporation of each of the Borrowers and the Subsidiaries;

          B. The Agreement, executed by each of the Borrowers and the Subsidiaries; and


                                Page 56 of 89 pages

          C. Such other documents, agreements and instruments, and such laws, rules, regulations and other legal restrictions as we have deemed necessary or appropriate to render the opinions hereinafter expressed.

          We have considered such questions of law as we deem necessary for the purpose of rendering the opinions set forth herein. We have assumed the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies.

          Subject to the foregoing and based upon our examination of the Agreement, and upon such other investigations, provisions and other matters we deemed necessary, we are of the following opinions:

          1. The execution, delivery and performance by the Borrowers and the Subsidiaries of the Agreement is within each of the Borrowers' and the Subsidiaries' corporate powers and have been duly authorized by all necessary corporate action.

          2. The Agreement has been duly executed and delivered by each of the Borrowers and the Subsidiaries.

          This opinion letter is being furnished for your use and the use of your counsel. No other use or distribution of this opinion may be made without our prior written consent.


                                        Very truly yours,


                                Page 57 of 89 pages

                                    EXHIBIT B
                               AMENDMENT OF BYLAWS



          The bylaws of PMC International, Inc. (formerly known as Portfolio Services, Inc. and Schield Management Company) are hereby amended as follows:

          Section 1 of Article III is hereby amended by replacing the word "three" with the word "five."

          Section 8 of Article III is hereby amended by deleting the first sentence of such section and inserting in lieu thereof the following:

          A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business, and the act of a majority of directors entitled to vote at any meeting, whether present or not, shall be the act of the Board of Directors, except as follows:

               (a) any vote that would affect the status of the corporation as a publicly traded company shall require the unanimous approval of all directors then in office; and

               (b) the following matters shall require the approval of at least 80% of the directors: (i) approval of an incentive stock option plan and grants of stock options thereunder; (ii) approval of an employee cash bonus pool and allocations of bonuses granted thereunder; and
          (iii) approval of any underwritten offering of capital stock or debt of the corporation.

          Article IX is hereby amended by deleting such Article in its entirety and inserting in lieu thereof the following:

                                   ARTICLE IX

                                    AMENDMENT

               These Bylaws may at any time and from time to time be amended, altered or repealed by the Board of Directors, except that Section 8 of Article III may not be amended, except by a vote of that number of the directors designated in the provision to be amended, or by the shareholders at any annual or special meeting.



                                Page 58 of 89 pages

                                    EXHIBIT C
                                 PROMISSORY NOTE
                                 ---------------
                                  (COMMERCIAL)

$1,800,000.00                                                   Denver, Colorado
                                                                __________, 1995


          FOR VALUE RECEIVED, PMC International, Inc., a Colorado corporation, and Portfolio Technology Services, Inc., a Colorado corporation (collectively, "Borrower"), promises to pay to Bedford Capital Financial Corporation, or order ("Note Holder"), ONE MILLION EIGHT HUNDRED THOUSAND AND NO/100s DOLLARS ($1,800,000.00) plus interest at 8.5% per annum on unpaid principal. Interest shall accrue on this Note but shall not be payable until August 10, 1996. Beginning August 10, 1996, and continuing each month thereafter until July 10, 1998, the Borrower will pay to the Note Holder interest accrued (but unpaid) on the Note subsequent to July ___, 1996 [INSERT 1 YEAR ANNIVERSARY DATE OF CLOSING UNDER UNDER INVESTMENT AGREEMENT], plus 1/24th of the interest accrued (but unpaid) prior to July ___, 1996 [INSERT 1 YEAR ANNIVERSARY DATE OF CLOSING UNDER UNDER INVESTMENT AGREEMENT]. Beginning August 10, 1998, and continuing on the 10th day each month thereafter, until this Note is paid in full, Borrower will pay to Note Holder all accrued and unpaid interest on this Note. The entire principal amount outstanding and all accrued and unpaid interest thereon, shall be due and payable on July ___, 2000.

          All payments on this Note shall be made to Note Holder at P.O. Box N964, Nassau, Bahamas, Attn: Richard C.W. Mauran, Chairman and CEO, and Suzanne
J. Black, Treasurer and CFO, or at such other address as may be specified by written notice from Note Holder to Borrower from time to time.

          This Note is issued pursuant to that certain Investment Agreement (the "Agreement") dated of even date herewith between the Borrower and the Note Holder and is subject to all of the terms, provisions and conditions thereof. Capitalized terms not defined herein shall have the meanings specified in the Agreement. Each subsequent Note Holder hereof shall be bound by and entitled to the benefits of the Agreement.

          Notwithstanding the foregoing, upon the terms and conditions and in the manner provided in the Warrant, the Note Holder shall have the right to cause a prepayment of this Note by exercise of the Warrant.

          Borrower may repay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. Any partial prepayment shall not postpone the due date of any subsequent payments or change the amount of such payments.

          Payments received for application to this Note shall be applied first to the payment of costs and expense of collection


                                Page 59 of 89 pages
and/or suit, if any, second to the payment of accrued interest specified above, and the balance applied in reduction of the principal amount thereof.

          This Note is secured by all of the assets of the Borrower and its subsidiaries pursuant to the terms of separate security agreements dated [INSERT DATE OF SECURITY DOCUMENTS] (the "Security Documents").

          Overdue principal, and (to the extent permitted under applicable law) overdue interest, whether caused by acceleration of maturity or otherwise, shall bear interest at a fluctuating rate, adjustable the day of any change in such rate, equal to five percentage points (5%) above the annual rate publicly announced or published from time to time by Norwest Bank Colorado, N.A., in Denver, Colorado as its prime rate, until paid, and shall be payable monthly or, at the option of the Note Holder hereof, on demand.

          Time is of the essence hereof. In the event of (a) any default in any payment of the principal of or interest on this Note on or before five (5) days after the date such payment is due, or (b) any default or event of default under the provisions of the Agreement or the Security Documents which is not cured by Borrower within ten (10) days after written notice from Note Holder, then the whole principal sum of this Note plus accrued interest and all obligations of Borrower to Note Holder, direct or indirect, absolute or contingent, now existing or hereafter arising, shall, at the option of Note Holder, become immediately due and payable without notice or demand, and Note Holder shall have and may exercise any or all of the rights and remedies provided herein, in the Agreement and the Security Documents, as they may be amended, modified or supplemented from time to time and under applicable laws.

          If Borrower fails to pay any amount when due under this Note and the Note Holder has to take any action to collect the amount due or to exercise its rights under the Agreement or the Security Documents, including without limitation retaining attorneys for collection of this Note, or if any suit or proceeding is brought for the recovery of all or any part of or for protection of the indebtedness or to enforce Note Holder's rights under the Agreement or the Security Documents, then Borrower agrees to pay on demand all costs and expenses of any such action to collect, suit or proceeding, or any appeal thereof, incurred by Note Holder, including but not limited to the fees and disbursements of Note Holder's attorneys and their staff.

          Borrower waives presentment, notice of dishonor, notice of acceleration and protest, and assents to any extension of time with respect to any payment due under this Note, to any substitution or release of collateral and to the addition or release of any party. No waiver of any payment or other right


                                Page 60 of 89 pages
under this Note shall operate as a waiver of any other payment or right.

          No delay or failure of the Note Holder in the exercise of any right or remedy provided for hereunder shall be deemed a waiver of such right by the Note Holder, and no exercise of any right or remedy shall be deemed a waiver of any other right or remedy that the Note Holder may have.

          All notices to Borrower hereunder shall be in writing, and shall be hand delivered, sent by overnight courier, or sent by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

                    PMC International, Inc.
                    555 Seventeenth Street
                    14th Floor
                    Denver, Colorado 80202

Any notice shall be deemed effective when hand delivered, or one day after timely delivery (as evidenced by receipt from the overnight courier) to an overnight courier for the next day delivery to Borrower, or three days after the same is deposited with the United States Postal Service.

          If any provision of this Note shall be held invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions of this Note shall not be impaired thereby, nor shall the validity, legality or enforceability of any such defective provision be in any way affected or impaired in any other jurisdiction.

          This Note is to be governed by and construed according to the laws of the State of Colorado.

                                        BORROWER:
                                        ---------
                                        PMC INTERNATIONAL, INC., a
                                        Colorado corporation



                                        By: ______________________________
                                        Title: ___________________________


                                        PORTFOLIO TECHNOLOGY SERVICES,
                                        INC., a Colorado corporation



                                        By: _______________________________
                                        Title: ____________________________


                                Page 61 of 89 pages

                                    EXHIBIT D

                     SECOND WARRANT TO PURCHASE COMMON STOCK
                     ---------------------------------------
                             PMC INTERNATIONAL, INC.

Date of Issuance:  ____________, 19__                        Certificate No. W-2


          This is to certify that, for value received, Bedford Capital Financial Corporation or registered assigns ("HOLDER") is entitled to purchase, subject to the provisions of this Second Warrant, from PMC International, Inc., a Colorado corporation ("COMPANY"), 1,800,000 shares of the common stock, $.01 par value, of the Company ("COMMON STOCK") at the price of $1.00 per share. The number of shares of Common Stock to be received upon the exercise of this Second Warrant and the price to be paid for a share of Common Stock may be adjusted from time to time in accordance with the terms of this Second Warrant. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "SECOND WARRANT STOCK," and the exercise price of a share of Common Stock in effect at any time, and as adjusted from time to time, is hereinafter sometimes referred to as the "EXERCISE PRICE."

          1. EXERCISE OF SECOND WARRANT. Subject to the following paragraph of this Second Warrant, this Second Warrant may be exercised in whole or in part at any time or from time to time on or after the date of issuance hereof but not later than the fifth anniversary of the date of issuance hereof, or, if such tenth anniversary date is a day on which banking institutions are authorized by law to close, then on the next succeeding business day, by presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Shares of Second Warrant Stock specified in such form, together with all federal and state taxes applicable upon such exercise. If this Second Warrant should be exercised in part only, the Company, upon surrender of this Second Warrant for cancellation, shall execute and shall deliver a new Second Warrant evidencing the right of the Holder to purchase the balance of the shares of Second Warrant Stock purchasable hereunder. Upon receipt by the Company of this Second Warrant at the office or the agency of the Company, in proper form for exercise, the Holder shall be deemed to be the Holder of record of the shares of Second Warrant Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Second Warrant Stock shall not then be actually delivered to the Holder.

          Notwithstanding the above, this Second Warrant must be exercised in full within 30 days after delivery by the Company to Bedford of the Company's audited financial statements which


                                Page 62 of 89 pages
indicate that the Company has earned after-tax profits of at least $1,000,000 for a period of two consecutive fiscal years.

          2. PAYMENT OF THE EXERCISE PRICE. Upon exercise of this Second Warrant, the Exercise Price may be paid either in cash, certified funds or conversion of principal outstanding under that certain Promissory Note (Commercial) dated ______________, 19___ made by the Company payable to the order of Bedford in the original principal amount of $1,800,000.

          3. RESERVATION OF SHARES OF SECOND WARRANT STOCK. The Company hereby agrees that, at all times, there shall be reserved for issuance and/or delivery upon exercise of this Second Warrant such number of shares of its Common Stock as shall be required for issuance or delivery upon exercise of this Second Warrant.

          4. FRACTIONAL SHARES. No fractional shares of Second Warrant Stock or scrip representing fractional shares of Second Warrant Stock shall be issued upon the exercise of this Second Warrant. With respect to any fraction of a share of Second Warrant Stock called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share determined as follows:

               a. PUBLICLY TRADED COMMON STOCK. If the Company's Common Stock is publicly traded, the average daily closing prices for 30 consecutive trading days immediately preceding the date of exercise of this Second Warrant. The closing price for each day shall be the last sale price regular-way or, in case no such sale takes place on such date, the average of the closing bid and asked prices regular-way, on the principal national securities exchange in which the Company's Common Stock is listed or admitted to trading, or if it is not listed or admitted to trading on any national securities exchange, the last sale price of such Common Stock on the consolidated transaction reporting system of the National Association of Securities Dealers ("NASD"), if such last sale information is reported on such system, or if not so reported, the average of the closing bid and asked prices of such Common Stock on the National Association of Securities Dealers Automatic Quotation system ("NASDAQ"), or any comparable system, or if the Common Stock is not listed on NASDAQ, or a comparable system, the average of the closing bid and asked prices as furnished by two members of the NASD selected from time to time by the Company for that purpose.

               b. NON-PUBLICLY TRADED COMMON STOCK. If the Company's Common Stock is not publicly traded, the current value shall be an amount, not less than the book value, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

          5. EXCHANGE, ASSIGNMENT OR LOSS OF SECOND WARRANT. This Second Warrant is exchangeable, without expense, at the option


                                Page 63 of 89 pages
of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Second Warrants of different denominations entitling the Holder thereof to purchase in the aggregate the same number of shares of Second Warrant Stock purchasable hereunder. Any assignment shall be made subject to the provisions of Section 8 by surrender of this Second Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and with funds sufficient to pay any transfer tax; whereupon, the Company, without charge, shall execute and shall deliver a new Second Warrant in the name of the assignee named in such instrument of assignment and this Second Warrant shall promptly be cancelled. This Second Warrant may be divided or may be combined with other Second Warrants which carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and the denominations in which new Second Warrants are to be issued and signed by the Holder hereof. The term "SECOND WARRANT" as used herein includes any Second Warrants issued in substitution for or replacement of this Second Warrant or into which this Second Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction, or mutilation of this Second Warrant, and in the case of loss, theft, or destruction of reasonably satisfactory indemnification, and upon surrender and cancellation of this Second Warrant, if mutilated, the Company will execute and will deliver a new Second Warrant of like tenor and date. Any such new Second Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not the Second Warrant so lost, stolen, destroyed or mutilated shall be at any time enforceable by anyone.

          6. RIGHTS OF THE HOLDER; LIMITATIONS OF LIABILITY. The Holder, by virtue hereof, shall not be entitled to any rights of a shareholder in the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in the Second Warrant and are not enforceable against the Company except to the extent set forth herein. No provision hereof, in the absence of affirmative action by the Holder to purchase Common Stock, and no enumeration herein of the rights or privileges of the Holder shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company.

          7.   ADJUSTMENTS.

               a. STOCK DIVIDENDS AND STOCK SPLITS. In case the Company shall effect a stock dividend, stock split or reverse stock split of the outstanding shares of Common Stock, the Exercise Price shall be proportionately decreased in the case of a stock dividend or stock split or increased in the case of a reverse stock split (on the date that such transaction shall become effective) by multiplying the Exercise Price in effect immediately prior to the stock dividend or stock split by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately


                                Page 64 of 89 pages
prior to such stock dividend or stock split, and the denominator of which is the number of shares of Common Stock outstanding immediately after such stock dividend or stock split.

               b. CONSOLIDATIONS AND MERGERS. In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary, in which merger the Company is the continuing corporation) or in the case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the Company shall cause effective provision to be made so that the Second Warrant holder shall have the right thereafter, by exercising this Second Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale, or conveyance as may be issued or payable with respect to or in exchange for the number of shares of the Company theretofore purchasable upon the exercise of this Second Warrant had such consolidation, merger, sale or conveyance not taken place. The foregoing provision shall similarly apply to successive consolidations, mergers, sales, or conveyances.
No event described above shall require that the Holder exercise its rights hereunder or accelerate the termination date of this Second Warrant.

               c. ADJUSTMENT OF EXERCISE PRICE. In the event that the Company shall issue or distribute Common Stock or issue rights, warrants or options entitling the holder thereof to subscribe for or purchase Common Stock at a price per share (the "NEW PRICE") which is less than the Exercise Price per share of Common Stock then in effect, then at the earliest of (i) the date the Company shall enter into a firm contract for such issuance or distribution,
(ii) the record date for the determination of stockholders entitled to receive any such rights, warrants or options, if applicable, or (iii) the date of actual issuance or distribution of any such Common Stock or rights, warrants or options, the Exercise Price in effect immediately prior to such earliest date shall be adjusted so that the Exercise Price shall equal the New Price. Such adjustment shall be made successively whenever any such Common Stock, rights, warrants or options are issued or distributed at a price below the then current Exercise Price. In determining whether any rights, warrants or options entitle the holders to subscribe for or purchase shares of Common Stock at less than the Exercise Price, and in determining the aggregate offering price of shares of Common Stock so issued or distributed, there shall be taken into account any consideration received by the Company for such Common Stock, rights, warrants or options, the value of such consideration, if other than cash, to be determined by the Board of Directors whose determination shall be conclusive and described in a certificate filed with the minute book of the Company.

               d. NO ADJUSTMENT FOR SMALL AMOUNTS. Anything in this Section to the contrary notwithstanding, the Company shall not be required to give effect to any adjustment in the Exercise Price


                                Page 65 of 89 pages
unless and until the net effect of one or more adjustments, determined as above provided, shall have required a change of the Exercise Price by at least one cent, but when the cumulative net effect of more than one adjustment so determined shall be to change the actual Exercise Price by at least one cent, such change in the Exercise Price thereupon be given effect.

               e. NUMBER OF SHARES ADJUSTED. Upon any adjustment of the Exercise Price, the Holder shall thereafter (until another such adjustment) be entitled to purchase, at the new Exercise Price, the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares of Second Warrant Stock initially issuable upon exercise of this Second Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the new Exercise Price.

               f. STATEMENT ON SECOND WARRANTS. Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon the exercise of the Second Warrants, the Second Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Second Warrants initially issuable pursuant to this Agreement.

               g. NOTICE OF TRANSACTIONS. The Company will give written notice to the Holder at least 30 days prior to the date on which (i) any transaction effecting the type of security issuable hereunder of the Exercise Price is consummated, (ii) a registration statement for a public offering of the Company's securities is initially filed with the Securities and Exchange Commission, or (iii) the Company declares any cash dividends to be paid to its shareholders.

          8.   TRANSFER TO COMPLY WITH THE SECURITIES ACT OF 1933.

               a. RESTRICTION ON TRANSFER. Unless registered under applicable federal and state securities laws, this Second Warrant or the Second Warrant Stock or any other security issued or issuable upon exercise of this Second Warrant may not be sold, transferred, or otherwise disposed of except to a person who, in the opinion of counsel for the Company, is a person to whom this Second Warrant or such Second Warrant Stock may legally be transferred pursuant to Section 5 hereof without registration and without the delivery of a current Prospectus under the Act with respect thereto and then only against receipt of an agreement of such person to comply with the provisions of this Section 8 with respect to any resale or other disposition of such securities.

               b. LEGEND. The Company may cause the following legend, or one similar thereto, to be set forth on each certificate representing Second Warrant Stock or any other security issued or issuable upon exercise of this Second Warrant, unless counsel for the Company is of the opinion as to any such certificate that such legend is unnecessary:


                                Page 66 of 89 pages

               The shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "ACT") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold, or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

          9. APPLICABLE LAW. This Second Warrant shall be governed by and construed in accordance with the laws of Colorado.

          10. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Second Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it only if the Company has obtained the written consent of the Holder of this Second Warrant.

          11. SECTION HEADINGS. The section headings in this Second Warrant are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

          IN WITNESS WHEREOF, the Company has caused this Second Warrant to be signed and attested by its duly authorized officers to be dated the Date of Issuance hereof.


                                        PMC INTERNATIONAL, INC., a Colorado
                                        corporation



                                        By: _______________________________
                                        Title: ____________________________

ATTEST:


By: ________________________            DATE: _____________________________
    Secretary


                                Page 67 of 89 pages

                                  PURCHASE FORM


                                                     Dated: ____________________


          The undersigned hereby irrevocably elects to exercise the within Second Warrant to the extent of purchasing ______ shares of Second Warrant Stock and hereby makes payment of $____________________ in payment of the actual Exercise Price thereof.

                          _____________________________


                     INSTRUCTIONS FOR REGISTRATION OF STOCK

Name: __________________________________________________________________________
                  (Please typewrite or print in block letters)

Address: _______________________________________________________________________

________________________________________________________________________________

Signature: _____________________________________________________________________


                         ______________________________


                                 ASSIGNMENT FORM


          For value received, ____________________________________ hereby sells, assigns, and transfers unto:

Name: __________________________________________________________________________
                  (Please typewrite or print in block letters)

Address:  ______________________________________________________________________

the right to purchase the Common Stock represented by this Second Warrant to the extent of _____ shares as to which such right is exercisable and does hereby irrevocably constitute and appoint _______________
_____________________________________________________, attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

                    Signature: ___________________________________

                                        Dated: ___________________________


                                Page 68 of 89 pages

                                SCHEDULE 4.2 AND
                                  SCHEDULE 4.9

                                 CAPITALIZATION
                                       AND
                               REGISTRATION RIGHTS


                                Page 69 of 89 pages

                           BEDFORD CAPITAL CORPORATION

                                          SHARES ISSUABLE
                                         UPON EXERCISE OF
                                        OPTIONS OR WARRANTS
                                  -------------------------------

             NAME                 EXERCISE   EXPIRATION            REGISTRATION
             ----                  PRICE        DATE       SHARES      CODE
                                   -----        ----       ------      ----
 Coleman Robinson                    $3.10        09/95     2,000           (1)

 Paul Calcagno                       $2.50        12/95     6,667           (1)

 Richard Case                        $2.50        12/95     6,667           (1)

 Davstar Managed Investments         $2.50        12/95    20,000           (1)

 Brenda Heartfield                   $2.50        12/95    20,000           (1)

 Jerry B. Karnell                    $2.50        12/95    26,667           (1)

 Charles Olsen, Jr.                  $2.50        12/95    20,000           (1)

 Charles Olsen, Sr.                  $2.50        12/95     6,667           (1)

 Henry Roth                          $2.50        12/95    16,667           (1)

 Sanford Schwartz                    $2.50        12/95    16,667           (1)

 David Ware                          $2.50        12/95    13,334           (2)

 Ken Bernstein                       $3.75        04/96     9,250           (1)

 Richard Frueh                       $3.75        04/96     5,800           (1)

 Ken Greenberg                       $3.75        04/96     9,250           (1)

 Sandy Greenberg                     $3.75        04/96    50,500           (1)

 Sissel Greenberg                    $3.75        04/96     2,500           (1)

 Richard Kamerling                   $3.75        04/96     5,800           (1)

 Robert Lemon                        $3.75        04/96    11,100           (1)

 Harvey Morrow                       $3.75        04/96     5,800           (1)

 Ken Bernstein                       $3.10        07/96     3,000            -

 Richard Frueh                       $3.10        07/96     1,360            -

 Sandy Greenberg                     $3.10        07/96    10,200            -

 Richard Kamerling                   $3.10        07/96     1,360            -

 Robert Lemon                        $3.10        07/96     2,720            -

 Harvey Morrow                       $3.10        07/96     1,360            -


                                Page 70 of 89 pages


 Glenn S. Cutler                     $3.10        09/96    10,000           (1)

 Howard Hebert & Suzanne Hebert      $3.10        09/96     5,000           (1)

 Wilbur Schield                      $3.10        09/96     2,000           (1)

 Jack Franz                          $3.30        09/96     2,000           (1)

 Karen Jeffrey                       $2.50        11/96    14,000           (1)

 Ted Robinson                        $2.50        11/96     4,000           (1)

 David Ware                          $2.50         1/97     2,000           (2)

 Robert Geller                       $2.50         6/97    12,000           (2)

 Marshall L. Schield                 $2.50         6/97    20,000           (1)

 David Ware                          $2.50         6/97     2,000           (2)

 Steven Austin                       $2.50        10/97    13,000           (1)

 Charles Powell                      $2.50        10/97     1,500           (1)

 David Ware                          $2.50        10/97     2,000           (2)

 Corey Colehour                      $3.10         2/98     4,000           (1)

 Robert Geller                       $3.10         2/98    38,000           (2)

 David Ware                          $3.10         2/98    10,000           (2)

 J. Gibson Watson                    $1.30         3/99   150,000           (3)

 Allen Goldstone                     $1.12         9/99   250,000        (2)(3)

 Michael B. Opatowski                $1.37         9/99    50,000            -
                                                          -------

                                                          866,836


                                Page 71 of 89 pages

                                     Shares Issuable
                                     Upon Exercise of
                                     Options or Warrants
                              -------------------------------------
                              Exercise    Expiration               Registration
Name                           Price         Date       Shares         Code
----                          --------    ----------    ------     ------------
Underwriter's Warrants        (4)         12/95         10,800         (2)
Various Company Employees     $1.37       12/99        238,500         (3)
Private Placement
  Warrants (5)                $1.62       12/98        300,000         (2)
Lakenburg, Thalman Warrants   (6)          (6)           (6)           (6)

(1)  Piggyback registration rights.

(2)  Demand and piggyback registration rights.

(3)  S-8 registration rights.

(4) As part of the Underwriters' compensation relating to the Company's December, 1990 Public Offering, the Company issued Warrants for the purchase of a total of 180 Units to the Underwriters of that offering.
     Each Unit was identical to the Units sold to the public in that offering and consisted of 60 shares of Common Stock, 600 warrants, and 200 shares of the Company's Series A Preferred Stock. The warrants comprising a part of the Units have expired. Pursuant to the terms of the Underwriters' Warrant, a Unit may be Purchased by any holder of the Warrant for $1,200.

(5) Warrants were issued in connection with the Company's 1995 Private Offering of convertible notes.

(6) The January 1995 letter agreement between the Company and Ladenburg, Thalmann & Co., Inc. provides in part as follows:

          "Ladenburg and its assignees will receive warrants to purchase 10% of any shares sold to investors unless such investor or investors shall acquire all of the Company's outstanding equity. These warrants will be exercisable at the same price as the securities sold pursuant to the private placement for a term of four years commencing six months from the date of the closing of the Sale with terms to be agreed upon by the parties hereto."

If Ladenburg is entitled to any warrants, the terms of these warrants (including any registration rights) are not known.


                                Page 72 of 89 pages

                                  SCHEDULE 4.6

                                   Litigation

          A wholly-owned subsidiary of PMCI, Portfolio Management Consultants, Inc. ("PMC") and two of its officers, directors and principal shareholders, Kenneth S. Phillips ("Phillips") and Marc N. Geman, have been the target of an investigation and allegations by the United States Securities Exchange Commission ("SEC") in IN THE MATTER OF PORTFOLIO MANAGEMENT CONSULTANTS, INC. (D-1968, BEFORE THE UNITED STATES SECURITIES EXCHANGE COMMISSION. The regional staff of the SEC has agreed to present to the SEC a proposed settlement of the matter as to PMC and Phillips, which proposed settlement may or may not be accepted by the SEC.


                                Page 73 of 89 pages

                                  SCHEDULE 4.8


          Employment Agreement, dated May 5, 1995, between Portfolio Management Consultants and Carolyn Kling.

          Employment Agreement, dated May 8, 1995, between Portfolio Management Consultants and Stephen T. Ford.


                                Page 74 of 89 pages

                                    EXHIBIT 5
                             PHILLIPS & ANDRUS, LLC

                            BEDFORD OPTION AGREEMENT

          This Option Agreement (this "Agreement") is made and entered as of the 26th day of July, 1995, by and between Phillips & Andrus, LLC, a Colorado limited liability company (the "Company") and Bedford Capital Financial Corporation, a corporation organized under the laws of Liberia ("Bedford").

                                    RECITALS

          A. The Company is the holder of 1,643,845 shares of the capital stock (the "PMCI Stock") of PMC International, Inc., a Colorado corporation ("PMCI").

          B. The PMCI Stock was contributed to the Company by Kenneth S. Phillips ("Phillips") upon the assumption by the Company of the obligations evidenced by promissory notes (the "Phillips Notes") in the aggregate principal amount of $2,015,000. Phillips purchased the PMCI Stock from Marc Geman ("Geman") pursuant to a Stock Purchase Agreement between Phillips and Geman dated as of July 26, 1995. The Company issued its $2,015,000 promissory note (the "Geman Note") to Geman in exchange for cancellation of the Phillips Notes. The Geman Note fully matures on July 26, 1999. The Geman Note is secured by a pledge of all of the PMCI Stock under the terms of that certain Pledge Agreement (the "Pledge Agreement") dated the date hereof by and between the Company and Geman.

          C. The Company desires to grant to Bedford an option to purchase certain shares of the PMCI Stock, and Bedford desires to accept such option, upon the terms and conditions set forth herein.

     NOW THEREFORE, in consideration of the mutual covenants and promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    AGREEMENT

          1.   OPTION GRANT.

               (a) The Company hereby grants to Bedford an option (the "Option") to purchase 335,000 shares (the "Option Shares") of the PMCI Stock for an aggregate purchase price (the "Purchase Price") of $410,637.85 plus an amount equal to nine percent (9%) per annum from the date on which the Company begins paying interest on the Geman Note until the date that the Option is exercised and the Purchase Price is paid.

               (b) The Option is exercisable as to all, but not less than all, of the Option Shares immediately upon the execution


                                Page 75 of 89 pages
of this Agreement and shall be exercisable thereafter at any time on or prior to
(i) July 26, 2000, or (ii) the date on which Bedford exercises its rights under a warrant issued to Bedford by PMCI pursuant to that certain Investment Agreement dated the date hereof by and between PMCI and Bedford.

               (c) Bedford shall, on or prior to such date, give the Company notice of its intent to exercise the Option, such notice to state the date the Option will be exercised (the "Exercise Date") and if Bedford fails timely to give such notice, the Option shall terminate automatically and shall not be exercisable thereafter. The closing (the "Closing") of the purchase of the Option Shares shall take place at such time and place as the parties shall mutually agree. At the Closing, the Company shall deliver to Bedford (i) a stock assignment transferring the Option Shares to Bedford free and clear of all liens, encumbrances and other restrictions except for the Shareholder Agreement among PMCI and certain of its Shareholders, of even date herewith; (ii) an instrument satisfactory in form to evidence full release of the lien of the Pledge Agreement (or any substitute lien permitted by paragraph 4 hereof) upon the Option Shares; and (iii) a stock certificate evidencing the Option Shares. At the Closing, Bedford shall deliver to the Company the full amount of the Purchase Price in cash, check or other readily available funds.

          2. PAYMENT OF GEMAN NOTE. Immediately upon the exercise by Bedford of the Option, the Company shall cause the funds representing the Purchase Price to be applied to payment of the Geman Note or the substitute indebtedness permitted by paragraph 4 hereof.

          3. DEFAULT IN PAYMENT OF GEMAN NOTE. In the event that the Company shall default in its obligations under the Geman Note and the holder of the Geman Note gives notice of such default and the right to cure, Phillips and David Andrus ("Andrus"), the members of the Company shall have the first right to cure such default by payment of any defaulted amount of principal and interest or the performance of any other obligation, at any time within the first fifteen days after notice of default is received. If neither the Company nor Phillips or Andrus cures the default within such fifteen-day period, PMCI shall have the right within the next seven days to cure such default, and if PMCI also does not cure such default within twenty-two days after such notice, Bedford shall have the right to cure such default at any time within thirty days after the notice of default. Any party electing to cure the default shall give notice of the intent to cure to all other parties on or before the date that his or its right to cure expires, and shall cause the funds to be provided, or such other action as was required to be performed, on or before such date. The party which provides funds with which to cure a default in the payment of principal and interest shall be entitled to receive any shares of PMCI Stock which are released from the Pledge Agreement by reason of such payment or performance, or shall be deemed to


                                Page 76 of 89 pages
have loaned the amount of such payment to the Company in the event that no PMCI Stock is released from the Pledge Agreement as a result of such payment, as in the case of the payment of an installment of interest.

          4. RESTRICTIONS ON BUSINESS ACTIVITIES. The Company hereby represents and warrants that its sole business activity is to its holding of the PMCI Stock for transfer to Bedford upon its exercise of the Option and for sale or distribution to the members of the Company. The Company hereby covenants and agrees that unless and until the Option is exercised and closed, it shall not engage in any other business activity or acquire any assets other than the PMCI Stock (or such assets as are necessary to administer and consummate the transactions described above with respect to the PMCI Stock).

          5. RESTRICTIONS ON BORROWING. While the Option is outstanding, the Company shall not incur any indebtedness except as necessary to facilitate payment of the Geman Note. Any substitute of the Geman Note shall provide for release of the Option Shares from any pledge relating thereto upon Closing of the Option and delivery by Bedford of the Purchase Price.

          6. LEGEND OF SHARES. The Company shall use its best efforts to cause PMCI to issue a separate certificate to the Company for the Option Shares and to require an appropriate legend reflecting this Agreement to be placed on the certificate.

          7. MODIFICATION. No change, modification or amendment to this Agreement shall be valid unless the same is in a writing signed by the parties hereto.

          8. BENEFITS AND OBLIGATIONS. All provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by and against the Company and Bedford and their heirs, successors, representatives and permitted assigns.

          9. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which when so executed shall be considered as an original and all of which together shall constitute one and the same agreement.

          10. CAPTIONS. The captions at the beginning of the sections of this Agreement are not a part of this Agreement, but are intended only to assist in the locating and reading of those sections and shall be ignored in construing this Agreement.

          11. FURTHER PERFORMANCE. The parties covenant and agree to execute any further instruments and documents and perform any acts which are or may become necessary to carry out the purposes of this Agreement.

          12. GOVERNING LAW. This Agreement shall be governed by the laws of the State of Colorado.


                                Page 77 of 89 pages

          13. NOTICES. Any notices, consents, approvals, statements, authorizations, documents, or other communications (collectively "Notices") required or permitted to be given hereunder shall be in writing and shall be hand delivered or sent by registered mail, postage prepaid, express courier, telecopy or telex to the other Shareholder at his address set forth below or at any such other address, addresses or facsimile numbers as may be given by either of them to the other in writing from time to time.

                    (a)  If to the Company:

                         Phillips & Andrus, LLC
                         c/o PMC International, Inc.
                         555 Seventeenth Street, 14th Floor
                         Denver, Colorado  80202
                         Attn:  Kenneth S. Phillips, Manager
                    (b)  If to Bedford:

                         Bedford Capital Financial Corporation
                         2nd Floor, Charlotte HS
                         Shirly Street, Box N964
                         Nassau, Bahamas
                         Attn:  Richard C. W. Mauran
                                Chairman and CEO, and
                                Suzanne J. Black, Treasurer and CFO

All notices and other communications shall be effective (i) if sent by registered mail, when received or three (3) days after mailing, whichever is earlier; (ii) if hand delivered or sent by express courier, when delivered or
(iii) if telecopied or telexed, when received by the machine to which it was transmitted (a machine-generated transaction report produced by the sender bearing the recipient's telecopier number being prima facie proof of receipt).

          14. SEVERABILITY. Each provision of this Agreement shall be considered severable and if for any reason any provision of this Agreement is determined to be invalid, such invalidity shall not impair the operation or effect of other provisions of this Agreement. The parties further agree that, if a court of competent jurisdiction declares any provision hereof to be invalid or unenforceable, the parties shall in good faith renegotiate such provisions to carry out the intent of the parties at the time of the execution of this Agreement.

          This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their successors, assigns, heirs and legal representations.


                                Page 78 of 89 pages

          IN WITNESS WHEREOF, the parties hereto have executed this Bedford Option Agreement as of the date first set forth above.


                                          PHILLIPS & ANDRUS, LLC


                                          By: /s/ Kenneth S. Phillips, Manager
                                             ------------------------------
                                             Kenneth S. Phillips, Manager


                                          BEDFORD CAPITAL FINANCIAL CORPORATION


                                          By: /s/ W. L. Atkinson
                                             ------------------------------
                                          Title: Agent
                                                ---------------------------



                                Page 79 of 89 pages

                                    EXHIBIT 6
                            STOCK PURCHASE AGREEMENT

          THIS STOCK PURCHASE AGREEMENT (the "AGREEMENT") is made and entered into this 26th day of July, 1995, by and between Bedford Capital Financial Corporation, a corporation organized under the laws of Liberia ("PURCHASER") and Marc Geman ("SELLER").

                                    RECITALS

          Seller owns shares of Common Stock of PMC International, Inc., a Colorado corporation ("PMCI"). Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller 1,000,000 of such shares (the "SHARES") upon the terms and conditions set forth in this Agreement.


                                    AGREEMENT

          In consideration of the foregoing and the mutual covenants and agreements herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

          1. PURCHASE AND SALE. Purchaser hereby purchases and Seller hereby sells, transfers, conveys, assigns and delivers to Purchaser the Shares. Concurrent with the execution of this Agreement, Seller has delivered to Purchaser a certificate or certificates representing the Shares, accompanied by a duly executed stock power(s) sufficient in form to transfer to Purchaser all right, title and interest in and to such Shares.

          2. PURCHASE PRICE; PAYMENT. The aggregate purchase price (the "PURCHASE PRICE") for the Shares is $1,000,000 (One Million Dollars), which purchase price shall be paid by wire transfer to an account designated by Seller concurrent with the execution and delivery of this Agreement.

          3. WARRANTY OF TITLE. Seller represents and warrants that he holds full marketable title to the Shares, free and clear of any liens, security agreements or encumbrances and free of any restrictions or rights of any other party (other than restrictions imposed by federal and state securities laws to the transfer of the Shares without registration under such laws), and Seller further represents and warrants that upon execution and delivery of the Shares pursuant to this Agreement, Purchaser shall own such Shares free and clear of any liens or encumbrances.

          4. INVESTMENT REPRESENTATIONS OF PURCHASER. Purchaser represents to the Seller and to PMCI that Purchaser is purchasing the Shares for investment and with no intention to distribute the Shares or to transfer them in violation of any federal or state securities law. Purchaser acknowledges that any certificate(s) issued to the Purchaser to represent the Shares shall bear a legend


                                Page 80 of 89 pages
calling attention to the fact that the Shares have not been registered under the Securities Act of 1933 or any state securities law and restricting their transfer except in compliance with such laws.

          IN WITNESS WHEREOF, this Agreement has been executed and delivered on the day and year first above written.


                                        SELLER:


                                        /s/ Mark Geman
                                        ------------------------------------
                                        Marc Geman


                                        PURCHASER:

                                        BEDFORD CAPITAL FINANCIAL
                                        CORPORATION, a corporation organized
                                        under the laws of Liberia



                                        By: /s/ W. L. Atkinson
                                            --------------------------------
                                        Title: Agent
                                               -----------------------------


                                Page 81 of 89 pages

                                    EXHIBIT 7

                        WARRANT TO PURCHASE COMMON STOCK

                             PMC INTERNATIONAL, INC.

Date of Issuance:  July 21, 1995                             Certificate No. W-1


          This is to certify that, for value received, Bedford Capital Financial Corporation or registered assigns ("HOLDER") is entitled to purchase, subject to the provisions of this Warrant, from PMC International, Inc., a Colorado corporation ("COMPANY"), 1,200,000 shares of the common stock, $0.01 par value, of the Company ("COMMON STOCK") at the price of $1.00 per share. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for a share of Common Stock may be adjusted from time to time in accordance with the terms of this Warrant. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "WARRANT STOCK," and the exercise price of a share of Common Stock in effect at any time, and as adjusted from time to time, is hereinafter sometimes referred to as the "EXERCISE PRICE."

          1. EXERCISE OF WARRANT. Subject to the following paragraph of this Warrant, this Warrant may be exercised in whole or in part at any time or from time to time on or after the date of issuance hereof but not later than the tenth anniversary of the date of issuance hereof, or, if such tenth anniversary date is a day on which banking institutions are authorized by law to close, then on the next succeeding business day, by presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Shares of Warrant Stock specified in such form, together with all federal and state taxes applicable upon such exercise. If this Warrant should be exercised in part only, the Company, upon surrender of this Warrant for cancellation, shall execute and shall deliver a new Warrant evidencing the right of the Holder to purchase the balance of the shares of Warrant Stock purchasable hereunder. Upon receipt by the Company of this Warrant at the office or the agency of the Company, in proper form for exercise, the Holder shall be deemed to be the Holder of record of the shares of Warrant Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Warrant Stock shall not then be actually delivered to the Holder.

          Notwithstanding the above, this Warrant must be exercised in full within 30 days after delivery by the Company to Bedford of the Company's audited financial statements which indicate that the Company has earned after-tax profits of at least $1,000,000 for a period of two consecutive fiscal years.


                               Page 82 of 89 pages

          2. PAYMENT OF THE EXERCISE PRICE. Upon exercise of this Warrant, the Exercise Price may be paid either in cash, certified funds or conversion of principal outstanding under that certain Promissory Note (Commercial) dated July ___, 1995 made by the Company payable to the order of Bedford in the original principal amount of $1,200,000.

          3. RESERVATION OF SHARES OF WARRANT STOCK. The Company hereby agrees that, at all times, there shall be reserved for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance or delivery upon exercise of this Warrant.

          4. FRACTIONAL SHARES. No fractional shares of Warrant Stock or scrip representing fractional shares of Warrant Stock shall be issued upon the exercise of this Warrant. With respect to any fraction of a share of Warrant Stock called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share determined as follows:

               a. PUBLICLY TRADED COMMON STOCK. If the Company's Common Stock is publicly traded, the average daily closing prices for 30 consecutive trading days immediately preceding the date of exercise of this Warrant. The closing price for each day shall be the last sale price regular-way or, in case no such sale takes place on such date, the average of the closing bid and asked prices regular-way, on the principal national securities exchange in which the Company's Common Stock is listed or admitted to trading, or if it is not listed or admitted to trading on any national securities exchange, the last sale price of such Common Stock on the consolidated transaction reporting system of the National Association of Securities Dealers ("NASD"), if such last sale information is reported on such system, or if not so reported, the average of the closing bid and asked prices of such Common Stock on the National Association of Securities Dealers Automatic Quotation system ("NASDAQ"), or any comparable system, or if the Common Stock is not listed on NASDAQ, or a comparable system, the average of the closing bid and asked prices as furnished by two members of the NASD selected from time to time by the Company for that purpose.

               b. NON-PUBLICLY TRADED COMMON STOCK. If the Company's Common Stock is not publicly traded, the current value shall be an amount, not less than the book value, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

          5. EXCHANGE, ASSIGNMENT OR LOSS OF WARRANT. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of different denominations entitling the Holder thereof


                               Page 83 of 89 pages
to purchase in the aggregate the same number of shares of Warrant Stock purchasable hereunder. Any assignment shall be made subject to the provisions of Section 8 by surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and with funds sufficient to pay any transfer tax; whereupon, the Company, without charge, shall execute and shall deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or may be combined with other Warrants which carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and the denominations in which new Warrants are to be issued and signed by the Holder hereof. The term "WARRANT" as used herein includes any Warrants issued in substitution for or replacement of this Warrant or into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and in the case of loss, theft, or destruction of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and will deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not the Warrant so lost, stolen, destroyed or mutilated shall be at any time enforceable by anyone.

          6. RIGHTS OF THE HOLDER; LIMITATIONS OF LIABILITY. The Holder, by virtue hereof, shall not be entitled to any rights of a shareholder in the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein. No provision hereof, in the absence of affirmative action by the Holder to purchase Common Stock, and no enumeration herein of the rights or privileges of the Holder shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company.

          7.   ADJUSTMENTS.

               a. STOCK DIVIDENDS AND STOCK SPLITS. In case the Company shall effect a stock dividend, stock split or reverse stock split of the outstanding shares of Common Stock, the Exercise Price shall be proportionately decreased in the case of a stock dividend or stock split or increased in the case of a reverse stock split (on the date that such transaction shall become effective) by multiplying the Exercise Price in effect immediately prior to the stock dividend or stock split by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to such stock dividend or stock split, and the denominator of which is the number of


                               Page 84 of 89 pages
shares of Common Stock outstanding immediately after such stock dividend or stock split.

               b. CONSOLIDATIONS AND MERGERS. In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary, in which merger the Company is the continuing corporation) or in the case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the Company shall cause effective provision to be made so that the Warrant holder shall have the right thereafter, by exercising this Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale, or conveyance as may be issued or payable with respect to or in exchange for the number of shares of the Company theretofore purchasable upon the exercise of this Warrant had such consolidation, merger, sale or conveyance not taken place. The foregoing provision shall similarly apply to successive consolidations, mergers, sales, or conveyances. No event described above shall require that the Holder exercise its rights hereunder or accelerate the termination date of this Warrant.

               c. ADJUSTMENT OF EXERCISE PRICE. In the event that the Company shall issue or distribute Common Stock or issue rights, warrants or options entitling the holder thereof to subscribe for or purchase Common Stock at a price per share (the "NEW PRICE") which is less than the Exercise Price per share of Common Stock then in effect, then at the earliest of (i) the date the Company shall enter into a firm contract for such issuance or distribution,
(ii) the record date for the determination of stockholders entitled to receive any such rights, warrants or options, if applicable, or (iii) the date of actual issuance or distribution of any such Common Stock or rights, warrants or options, the Exercise Price in effect immediately prior to such earliest date shall be adjusted so that the Exercise Price shall equal the New Price. Such adjustment shall be made successively whenever any such Common Stock, rights, warrants or options are issued or distributed at a price below the then current Exercise Price. In determining whether any rights, warrants or options entitle the holders to subscribe for or purchase shares of Common Stock at less than the Exercise Price, and in determining the aggregate offering price of shares of Common Stock so issued or distributed, there shall be taken into account any consideration received by the Company for such Common Stock, rights, warrants or options, the value of such consideration, if other than cash, to be determined by the Board of Directors whose determination shall be conclusive and described in a certificate filed with the minute book of the Company.

               d. NO ADJUSTMENT FOR SMALL AMOUNTS. Anything in this Section to the contrary notwithstanding, the Company shall not be required to give effect to any adjustment in the Exercise



                               Page 85 of 89 pages

Price unless and until the net effect of one or more adjustments, determined as above provided, shall have required a change of the Exercise Price by at least one cent, but when the cumulative net effect of more than one adjustment so determined shall be to change the actual Exercise Price by at least one cent, such change in the Exercise Price thereupon be given effect.

               e. NUMBER OF SHARES ADJUSTED. Upon any adjustment of the Exercise Price, the Holder shall thereafter (until another such adjustment) be entitled to purchase, at the new Exercise Price, the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares of Warrant Stock initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the new Exercise Price.

               f. STATEMENT ON WARRANTS. Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon the exercise of the Warrants, the Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

               g. NOTICE OF TRANSACTIONS. The Company will give written notice to the Holder at least 30 days prior to the date on which (i) any transaction effecting the type of security issuable hereunder of the Exercise Price is consummated, (ii) a registration statement for a public offering of the Company's securities is initially filed with the Securities and Exchange Commission, or (iii) the Company declares any cash dividends to be paid to its shareholders.

          8.   TRANSFER TO COMPLY WITH THE SECURITIES ACT OF 1933.

               a. RESTRICTION ON TRANSFER. Unless registered under applicable federal and state securities laws, this Warrant or the Warrant Stock or any other security issued or issuable upon exercise of this Warrant may not be sold, transferred, or otherwise disposed of except to a person who, in the opinion of counsel for the Company, is a person to whom this Warrant or such Warrant Stock may legally be transferred pursuant to Section 5 hereof without registration and without the delivery of a current Prospectus under the Act with respect thereto and then only against receipt of an agreement of such person to comply with the provisions of this Section 8 with respect to any resale or other disposition of such securities.

               b. LEGEND. The Company may cause the following legend, or one similar thereto, to be set forth on each certificate representing Warrant Stock or any other security issued or issuable upon exercise of this Warrant, unless counsel


                               Page 86 of 89 pages
for the Company is of the opinion as to any such certificate that such legend is unnecessary:

               The shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "ACT") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold, or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

          9. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the laws of Colorado.

          10. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it only if the Company has obtained the written consent of the Holder of this Warrant.

          11. SECTION HEADINGS. The section headings in this Warrant are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and attested by its duly authorized officers to be dated the Date of Issuance hereof.


                         PMC INTERNATIONAL, INC., a Colorado
                         corporation



                         By: /s/ Kenneth S. Phillips
                             -------------------------------
                         Title: President
                                ----------------------------

ATTEST:


By: /s/ Vali Nasr             DATE: July 27, 1995
    ------------------------        --------------------------------
    Secretary


                               Page 87 of 89 pages

                                  PURCHASE FORM


                                                     Dated:
                                                            --------------------

          The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing ______ shares of Warrant Stock and hereby makes payment of $____________________ in payment of the actual Exercise Price thereof.

                          -----------------------------

                     INSTRUCTIONS FOR REGISTRATION OF STOCK


Name:
     ----------------------------------------------------------------------
                  (Please typewrite or print in block letters)

Address:
        ----------------------------------------------------------


---------------------------------------------------------------------------

Signature:
          --------------------------------------------------------

                         ------------------------------

                                 ASSIGNMENT FORM


          For value received, _____________________________________ hereby sells, assigns, and transfers unto:

Name:
      ------------------------------------------------------------
                  (Please typewrite or print in block letters)

Address:
          --------------------------------------------------------
the right to purchase the Common Stock represented by this Warrant to the extent of _____ shares as to which such right is exercisable and does hereby irrevocably constitute and appoint _______________


                               Page 88 of 89 pages

_____________________________________________________, attorney, to transfer the same on the books of the Company with full power of substitution in the premises.



                    Signature:
                               -----------------------------------

                         Dated:
                                ---------------------------


                               Page 89 of 89 pages